UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2010.
Commission File Number: 001-31221
Total number of pages: 92

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: April 30, 2010	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:
1.	Earnings release dated April 28, 2010 announcing the company’s results for the year ended March 31, 2010

2.	Presentation material

Earnings Release	April 28, 2010
For the Fiscal Year Ended March 31, 2010	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for the general meeting of shareholders:	June 18, 2010
Scheduled date for dividend payment:	June 21, 2010
Scheduled date for filing of securities report:	June 21, 2010
1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2010 (April 1, 2009 — March 31, 2010)
(1) Consolidated Results of Operations
      Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen, except per share amount)
					Income before		Net Income Attributable to
	Operating Revenues		Operating Income		Income Taxes		NTT DoCoMo, Inc.
Year ended March 31, 2010	4,284,404	(3.7)%	834,245	0.4%	836,157	7.1%	494,781	4.9%
Year ended March 31, 2009	4,447,980	(5.6)%	830,959	2.8%	780,473	(2.5)%	471,873	(3.9)%

	Basic Earnings	Diluted Earnings
	per Share	per Share
	Attributable to	Attributable to			Operating Income
	NTT DoCoMo, Inc.	NTT DoCoMo, Inc.	ROE	ROA	Margin
Year ended March 31, 2010	11,863.62 (yen)	—	11.0%	12.6%	19.5%
Year ended March 31, 2009	11,171.58 (yen)	—	11.0%	12.3%	18.7%
(Percentages above represent changes compared to the corresponding previous year)

Note: Equity in net income (losses) of affiliates:	For the fiscal year ended March 31, 2010:	(852)	million yen
	For the fiscal year ended March 31, 2009:	(672)	million yen
(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
					NTT DoCoMo, Inc.
			NTT DoCoMo, Inc.	Shareholders’	Shareholders’ Equity
	Total Assets	Total Equity	Shareholders’ Equity	Equity Ratio	per Share
March 31, 2010	6,756,775	4,662,446	4,635,877	68.6%	111,423.97 (yen)
March 31, 2009	6,488,220	4,343,308	4,341,585	66.9%	103,965.64 (yen)
(3) Consolidated Cash Flows

				Cash and Cash
	Cash Flows from	Cash Flows from	Cash Flows from	Equivalents at
	Operating Activities	Investing Activities	Financing Activities	Fiscal Year End
Year ended March 31, 2010	1,182,818	(1,163,926)	(260,945)	357,715
Year ended March 31, 2009	1,173,677	(1,030,983)	(182,441)	599,548
2. Dividends

	Cash dividends per share (yen)					Total cash
	End of	End of	End of			dividends for		Ratio of Dividends to
	the first	the second	the third	Year		the year	Payout	NTT DoCoMo, Inc.
Date of record	quarter	quarter	quarter	-end	Total	(Millions of yen)	ratio	Shareholders’ Equity
Year ended March 31, 2009	—	2,400.00	—	2,400.00	4,800.00	201,755	43.0%	4.7%
Year ended March 31, 2010	—	2,600.00	—	2,600.00	5,200.00	216,750	43.8%	4.8%
Year ending March 31, 2011 (Forecasts)	—	2,600.00	—	2,600.00	5,200.00		43.5%

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2011 (April 1, 2010 — March 31, 2011)

(Millions of yen)
Basic Earnings
							Net Income		per Share
	Operating		Operating		Income before		Attributable to		Attributable to
	Revenues		Income		Income Taxes		NTT DoCoMo, Inc.		NTT DoCoMo, Inc.
Six months ending September 30, 2010	—	—	—	—	—	—	—	—	—
Year ending March 31, 2011	4,222,000	(1.5)%	840,000	0.7%	843,000	0.8%	497,000	0.4%	11,945.47
(Percentages above represent changes compared to the corresponding previous year)
4. Others
(1)	Changes in significant consolidated subsidiaries (which resulted in changes in scope of consolidation)	None

(2)	Changes in significant accounting policies, procedures and presentation in consolidated financial statements
(i)	Changes due to revision of accounting standards and other regulations:	Yes

(ii)	Others:	None
(See more information on page 22)

(3)	Number of issued shares (common stock)

(i) Number of issued shares (inclusive of treasury stock):	As of March 31, 2010:	43,790,000 shares
	As of March 31, 2009:	43,950,000 shares

(ii) Number of treasury stock:	As of March 31, 2010:	2,184,258 shares
	As of March 31, 2009:	2,190,193 shares

(iii) Number of weighted average common shares outstanding:	For the fiscal year ended March 31, 2010:	41,705,738 shares
	For the fiscal year ended March 31, 2009:	42,238,715 shares
(Reference) Summary of Non-Consolidated Financial Results and Financial Position
1. Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2010 (April 1, 2009 — March 31, 2010)
(1) Non-consolidated Results of Operations
Amounts are rounded down to nearest 1 million yen.

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2010	4,398,904	9.9%	815,654	34.6%	836,307	30.8%	506,314	(74.6)%
Year ended March 31, 2009	4,002,705	59.0%	605,890	54.4%	639,237	10.8%	1,992,612	385.5%
(Percentages above represent changes compared to the corresponding previous year)

Earnings per Share after
potential dilution
	Earnings per Share	adjustments
Year ended March 31, 2010	12,140.17 (yen)	—
Year ended March 31, 2009	47,175.02 (yen)	—
(2) Non-consolidated Financial Position

	(Millions of yen, except per share amount)
			Equity Ratio
			(Ratio of Shareholders’	Net Assets
	Total Assets	Net Assets	Equity to Total Assets)	per Share
March 31, 2010	6,480,678	4,463,190	68.9%	107,273.43 (yen	)
March 31, 2009	6,237,957	4,171,765	66.9%	99,899.07 (yen	)

(Reference) Shareholders’ equity	For the fiscal year ended March 31, 2010	4,463,190 million yen
	For the fiscal year ended March 31, 2009	4,171,765 million yen

*	Explanation for forecasts of operation and other notes:
With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2011, please refer to pages 9 and 12.
The information in this earnings release is unaudited.

Earnings Release for the Fiscal Year Ended March 31, 2010
<< 1. Operating Results >>
1. Operating Review and Prospects
(1) Business Overview
As Japan’s mobile phone market has continued to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we have moved ahead with our business transformation initiatives from a customer-centric perspective based on our new action plan, “Change and Challenge”. We aim to further increase our revenues by offering a wide array of services catered to the diverse needs of customers, thereby expanding the data communications market.
During the fiscal year ended March 31, 2010, we strived to expand subscribers’ packet usage through the expansion and enrichment of our video content services as well as other measures, and also accelerated the personalization of services with the launch of an upgraded behavior support services compatible with the Auto-GPS locating capability and other initiatives. In addition, we have taken various steps aimed at enhancing customer satisfaction, including the enrichment of our handset lineup, billing plans and after-sales support. As a result of these initiatives and the widespread acceptance of our new business model, our cellular churn rate dropped even further. The number of subscriber outflows due to Mobile Number Portability has also improved, and we acquired the largest market share of net additions for the year ended March 31, 2010.
For the fiscal year ended March 31, 2010, we recognized operating revenues and operating income of ¥4,284.4 billion (a decrease of ¥163.6 billion from the prior fiscal year) and ¥834.2 billion (an increase of ¥3.3 billion from the prior fiscal year), respectively. Income before income taxes was ¥836.2 billion and net income attributable to NTT DoCoMo, Inc. was ¥494.8 billion.

Notes:	1.	The information in this earnings release is unaudited.

	2.	Amounts in this earnings release are rounded off except in non-consolidated financial statements, where amounts are rounded down.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
Consolidated results of operations for the fiscal year ended March 31, 2009 and 2010 were as follows:
<Results of operations>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2009	March 31, 2010	(Decrease)
Operating revenues	¥4,448.0	¥4,284.4		¥(163.6)	(3.7)%
Operating expenses	3,617.0	3,450.2		(166.9)	(4.6)

Operating income	831.0	834.2		3.3	0.4
Other income (expense)	(50.5)	1.9		52.4	—

Income before income taxes	780.5	836.2		55.7	7.1
Income taxes	308.4	338.2		29.8	9.7
Equity in net income (losses) of affiliates	(0.7)	(0.9)		(0.2)	(26.8)

Net income	471.4	497.1		25.7	5.5
Less: Net (income) loss attributable to noncontrolling interests	0.5	(2.3)		(2.8)	—

Net income attributable to NTT DoCoMo, Inc.	¥471.9	¥494.8		¥22.9	4.9%

EBITDA margin*	37.7%	36.6%	(1.1	) point	—

ROCE before tax effect*	17.1%	16.3%	(0.8	) point	—

ROCE after tax effect*	10.1%	9.7%	(0.4	) point	—

*
EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 38.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
<Operating revenues>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2009	March 31, 2010	(Decrease)
Wireless services	¥3,841.1	¥3,776.9	¥(64.2)	(1.7)%
Cellular services revenues	3,661.3	3,499.5	(161.8)	(4.4)
- Voice revenues	2,149.6	1,910.5	(239.1)	(11.1)
Including: FOMA services	1,877.8	1,785.5	(92.3)	(4.9)
- Packet communications revenues	1,511.7	1,589.0	77.3	5.1
Including: FOMA services	1,449.4	1,558.3	108.8	7.5
Other revenues	179.8	277.5	97.7	54.3
Equipment sales	606.9	507.5	(99.4)	(16.4)

Total operating revenues	¥4,448.0	¥4,284.4	¥(163.6)	(3.7)%

Note:	Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2009	March 31, 2010	(Decrease)
Personnel expenses	¥254.1	¥258.3	¥4.1	1.6%
Non-personnel expenses	2,133.6	2,122.9	(10.7)	(0.5)
Depreciation and amortization	804.2	701.1	(103.0)	(12.8)
Loss on disposal of property, plant and equipment and intangible assets	69.7	47.0	(22.7)	(32.5)
Communication network charges	316.7	281.9	(34.8)	(11.0)
Taxes and public dues	38.7	38.9	0.2	0.5

Total operating expenses	¥3,617.0	¥3,450.2	¥(166.9)	(4.6)%

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
(2) Segment information
<Mobile phone business>
As of March 31, 2010, the number of cellular services subscriptions was 56.08 million (an increase of 1.48 million compared to the number as of March 31, 2009), 94.9% of which was represented by FOMA services subscriptions of 53.20 million. The aggregate number of subscriptions to the new discount programs introduced in August 2007 such as “Fami-wari MAX50” reached approximately 35.40 million while the number of subscriptions to the “Value Plan” which was introduced in November 2007 reached approximately 32.70 million as of March 31, 2010, respectively. Additionally, we continued to implement the various measures with the aim of enhancing customer satisfaction. As a result, our cellular churn rate for the fiscal year ended March 31, 2010 was 0.46%, a further improvement from 0.50% during the prior fiscal year. Due to penetration of “Value Plan”, among others, aggregate average revenue per unit (ARPU) of cellular (FOMA+mova) services decreased to ¥5,350 for the fiscal year ended March 31, 2010 (down 6.3% from the prior fiscal year).
With regard to equipment sales, the number of handsets sold for the fiscal year ended March 31, 2010, declined by 2.09 million from the prior fiscal year to 18.04 million units. Equipment sales revenues and cost of equipment sold posted a decrease from the prior fiscal year due to a reduction in the number of handsets sold to agent resellers and the procurement cost per unit.
For the fiscal year ended March 31, 2010, operating revenues and operating income from mobile phone business were ¥4,167.7 billion and ¥845.6 billion, respectively.
Number of subscriptions by services, trend of ARPU and other operation data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	March 31, 2009	March 31, 2010	(Decrease)
Cellular services	54,601	56,082	1,481	2.7%
Cellular (FOMA) services	49,040	53,203	4,163	8.5
Including: i-channel services	16,545	16,818	273	1.7
Including: i-concier services	929	4,200	3,271	351.9
Including: flat-rate services for unlimited i-mode usage	17,610	25,041	7,431	42.2
Cellular (mova) services	5,560	2,879	(2,682)	(48.2)
i-mode services	48,474	48,992	518	1.1

Notes: 1.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

2.
Effective March 3, 2008, FOMA services subscription became mandatory for subscription to “2in1”* service. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Cellular services subscriptions and Cellular (FOMA) services subscriptions.

3.
Number of subscriptions to flat-rate services for unlimited i-mode usage = “Pake-hodai double” subscriptions + “Pake-hodai simple” subscriptions + “Pake-hodai” subscriptions + “Pake-hodai full” subscriptions

4.	Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions

*	“2in1” refers to an optional network service which enables a subscriber to subscribe to an additional phone number and an e-mail address for a single compatible handset.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
<Number of handsets sold and churn rate>

	Thousand units
	Year ended	Year ended	Increase
	March 31, 2009	March 31, 2010	(Decrease)
Cellular services	20,129	18,037		(2,091)	(10.4)%
Cellular (FOMA) services
New FOMA subscription	4,368	4,499		131	3.0
Change of subscription from mova to FOMA	3,276	2,274		(1,003)	(30.6)
FOMA handset upgrade by FOMA subscribers	12,385	11,247		(1,138)	(9.2)
Cellular (mova) services
New mova subscription	59	10		(49)	(82.7)
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	39	7		(33)	(82.5)

Churn Rate	0.50%	0.46%	(0.04	) point	—
<Trend of ARPU and MOU>

	Yen/Minutes
	Year ended	Year ended	Increase
	March 31, 2009	March 31, 2010	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥5,710	¥5,350	¥(360)	(6.3)%
Voice ARPU	3,330	2,900	(430)	(12.9)
Packet ARPU	2,380	2,450	70	2.9
Aggregate ARPU (FOMA)	6,010	5,480	(530)	(8.8)
Voice ARPU	3,360	2,900	(460)	(13.7)
Packet ARPU	2,650	2,580	(70)	(2.6)
Aggregate ARPU (mova)	3,750	3,460	(290)	(7.7)
Voice ARPU	3,090	2,870	(220)	(7.1)
i-mode ARPU	660	590	(70)	(10.6)

MOU* (FOMA+mova) (minutes)	137	136	(1)	(0.7)%

*	See “Definition and Calculation Methods of ARPU and MOU” on page 37 for details of definitions and calculation methods of ARPU and MOU.
<Results of operations>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2009	March 31, 2010	(Decrease)
Operating revenues from mobile phone business	¥4,381.3	¥4,167.7	¥(213.6)	(4.9)%
Operating income from mobile phone business	855.3	845.6	(9.6)	(1.1)
<Miscellaneous businesses>
Operating revenues from miscellaneous businesses for the fiscal year ended March 31, 2010 were ¥116.7 billion, which represented 2.7% of the total operating revenues. The revenues derived mainly from home shopping services provided primarily through TV media, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥128.1 billion and ¥11.4 billion, respectively.
<Results of operations>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2009	March 31, 2010	(Decrease)
Operating revenues from miscellaneous businesses	¥66.7	¥116.7	¥50.0	74.9%
Operating loss from miscellaneous businesses	(24.3)	(11.4)	12.9	53.2

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
(3) Trend of capital expenditures
We continued to improve the quality of our FOMA service area and reinforced its network capacity to meet an increase in traffic demand, together with our efforts to make capital expenditures more efficient and less costly by saving on equipment purchase costs and improving our design and construction process. Total capital expenditures for the fiscal year ended March 31, 2010 were ¥686.5 billion (down 6.9% from the prior fiscal year).
<Breakdown of capital expenditures>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2009	March 31, 2010	(Decrease)
Mobile phone business	¥601.3	¥556.8	¥(44.5)	(7.4)%
Other (including information systems)	136.3	129.7	(6.6)	(4.9)

Total capital expenditures	¥737.6	¥686.5	¥(51.1)	(6.9)%

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
(4) Prospects for the Fiscal Year Ending March 31, 2011
As Japan’s mobile phone market has continued to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, although the promotion of loyalty marketing is expected to curb churns and packet ARPU is projected to increase as a result of our efforts to boost subscribers’ packet usage and expand the adoption of flat-rate service for unlimited packet access, operating revenues for the fiscal year ending March 31, 2011 are estimated to be ¥4,222.0 billion, primarily because of the projected decline in voice ARPU due to the penetration of new sales methods. On the expense side, while the actions aimed for expanding future revenues and enhancing customer satisfaction are expected to be implemented, factors such as a projected decrease in network costs resulting from lower capital expenditures and on-going cost cutting efforts are expected to contribute to cost reductions. Accordingly, operating income is estimated to be ¥840.0 billion.

	Billions of yen
	Year ended	Year ending
	March 31, 2010	March 31, 2011	Increase
	(Actual results)	(Forecasts)	(Decrease)
Operating revenues	¥4,284.4	¥4,222.0	(62.4)		(1.5)%
Operating income	834.2	840.0	5.8		0.7
Income before income taxes	836.2	843.0	6.8		0.8
Net income attributable to NTT DoCoMo, Inc.	494.8	497.0	2.2		0.4
Capital expenditures	686.5	675.0	(11.5)		(1.7)
Adjusted free cash flows*	416.9	470.0	53.1		12.7
EBITDA*	1,568.1	1,548.0	(20.1)		(1.3)
EBITDA margin*	36.6%	36.7%	0.1	point	—
ROCE before tax effect*	16.3%	15.9%	(0.4	) point	—
ROCE after tax effect*	9.7%	9.4%	(0.3	) point	—

*
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 38.

The financial forecasts for the year ending March 31, 2011 are based on the forecasts of the following operation data:

	Million subscriptions/Yen
	March 31, 2010	March 31, 2011	Increase
	(Actual results)	(Forecasts)	(Decrease)
Cellular (FOMA + mova) services	56.08	57.45	1.37	2.4%
Cellular (FOMA) services	53.20	56.22	3.02	5.7
Cellular (mova) services	2.88	1.23	(1.65)	(57.3)
i-mode services	48.99	49.17	0.18	0.4
Aggregate ARPU (FOMA + mova)	¥5,350	¥5,110	¥(240)	(4.5)
Voice ARPU	2,900	2,550	(350)	(12.1)
Packet ARPU	2,450	2,560	110	4.5

Notes: 1.	Number of i-mode subscriptions includes numbers of cellular (FOMA) and cellular (mova) i-mode subscriptions.

2.	See page 37 for the details of ARPU calculation methods.

*
The mobile communications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
2. Financial Review
(1) Financial position

	Billions of yen
			Increase
	March 31, 2009	March 31, 2010	(Decrease)
Total Assets	¥6,488.2	¥6,756.8	¥268.6		4.1%
NTT DoCoMo, Inc. shareholders’ equity	4,341.6	4,635.9	294.3		6.8
Liabilities	2,144.9	2,094.3	(50.6)		(2.4)
Including: Interest bearing liabilities	639.2	610.3	(28.9)		(4.5)

Shareholders’ equity ratio (1)	66.9%	68.6%	1.7	point	—
Market equity ratio (2)	86.1%	87.7%	1.6	point	—
Debt ratio (3)	12.8%	11.6%	(1.2	) point	—

Notes: (1)	Shareholders’ equity ratio = NTT DoCoMo, Inc. shareholders’ equity / Total assets

(2)	Market equity ratio = Market value of total share capital* / Total assets

See “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 38.

(3)	Debt ratio = Interest bearing liabilities / (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities)

*	Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period
(2) Cash flow conditions
Net cash provided by operating activities for the fiscal year ended March 31, 2010 was ¥1,182.8 billion, an increase of ¥9.1 billion (0.8%) from the prior fiscal year. This was mainly due to a decrease of the amount increased in accounts receivable resulting from collections of installment sales receivables, which was partially offset by an increase in net income tax payment.
Net cash used in investing activities was ¥1,163.9 billion, an increase of ¥132.9 billion (12.9%) from the prior fiscal year. The increase was mainly due to a decrease of proceeds from redemption of long-term bailment for consumption to a related party, an increase in net purchases of short-term investments of more than three months for cash management purposes and an increase in short-term bailment for consumption to a related party which were partially offset by a decrease in purchases of property, plant and equipment and non-current investments.
Net cash used in financing activities was ¥260.9 billion, an increase of ¥78.5 billion (43.0%) from the prior fiscal year. The increase was mainly due to a decrease of proceeds from long term debt, which was partially offset by a decrease in payments to acquire treasury stock and repayment of long term debt.
The balance of cash and cash equivalents was ¥357.7 billion as of March 31, 2010, a decrease of ¥241.8 billion (40.3%) from the prior fiscal year end.

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2009	March 31, 2010	(Decrease)
Net cash provided by operating activities	¥1,173.7	¥1,182.8		¥9.1	0.8%
Net cash used in investing activities	(1,031.0)	(1,163.9)		(132.9)	(12.9)
Net cash used in financing activities	(182.4)	(260.9)		(78.5)	(43.0)
Free cash flows (1)	142.7	18.9		(123.8)	(86.8)
Free cash flows excluding the effects of changes in investments for cash management purposes (2)*	93.4	416.9		323.5	346.3

Liabilities to cash flow ratio (3)	54.5%	51.6%	(2.9	) point	—
Interest coverage ratio (4)	283.4	225.2		(58.2)	—

Notes: (1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

(3)	Liabilities to cash flow ratio = Interest bearing liabilities / Net cash provided by operating activities

(4)	Interest coverage ratio = Net cash provided by operating activities / Interest paid**

*	See “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 38.

**	Interest paid is disclosed in “Supplemental disclosures of cash flow information” in the consolidated statements of cash flows on page 21.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
3. Profit Distribution
(1) Basic Policies for Profit Distribution
Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and consolidated dividend payout ratio based on the principle of stable dividend payments, while striving to strengthen its financial position and secure internal reserves. The Company will also continue to take a flexible approach regarding share repurchases. The Company intends to keep the repurchased shares as treasury stock and in principle to limit the amount of such treasury stock to approximately 5% of its total issued shares, and will consider retiring any treasury stock held in excess of this limit around the end of the fiscal year or at other appropriate times. According to the resolution of the board of directors, the Company repurchased 154,065 shares of its own common stock for an aggregate price of ¥20.0 billion during the fiscal year ended March 31, 2010 and the Company retired 160,000 of its treasury stock (approximately 0.4% of its common stock outstanding before the retirement) as of March 31, 2010.
In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its business domains through alliances with new partners.
(2) Dividend
The Company paid ¥2,600 per share as an interim dividend for the six months ended September 30, 2009 and plans to pay a year-end dividend of ¥2,600 per share, resulting in a total annual dividend of ¥5,200 per share for the year ended March 31, 2010.
(3) Prospect for the next fiscal year
The Company expects to pay a total annual dividend of ¥5,200 per share for the year ending March 31, 2011, consisting of an interim dividend of ¥2,600 and a year-end dividend of ¥2,600 per share.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
4. Special Note Regarding Forward-Looking Statements
This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscriptions, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
(1)
Changes in the business environment such as intensifying competition from other mobile service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions, retention of existing subscriptions, or may lead to diminish ARPU, or may lead to an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3)
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

(5)
Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)
As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)
Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks, distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

(12)	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
<< 2. Condition of the Corporate Group>>
NTT DoCoMo, Inc. primarily engages in mobile telecommunications services as a member of the NTT group, with NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) as the holding company.
The Company, its 125 subsidiaries and 25 affiliates constitute the NTT DOCOMO group (“DOCOMO group”) and operate business.
The business segments of the DOCOMO group and the corporate position of each group company are as follows:
[Business Segment Information]

Business	Main service lines
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.
Miscellaneous businesses	Credit business, wireless LAN services, home shopping services and other miscellaneous businesses

Note:	mova services will be terminated at the end of March 2012.
[Position of Each Group Company]
(1)	The Company engages in mobile phone and other businesses in Japan.

(2)
26 subsidiaries of the Company, each of which is entrusted with certain services by the Company, operate independently to maximize their expertise and efficiency. These subsidiaries are entrusted with part of the services provided by, or give assistance to, the Company.

(3)
There are 99 other subsidiaries and 25 affiliates, including, among others, entities engaged in the research of overseas mobile communications markets and technologies and overseas units established for the purpose of global business expansion or new business deployment.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
The following chart summarizes the description above:
As of March 31, 2010

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
<< 3. Management Policies >>
1. Basic Management Policies
Under the corporate philosophy of “creating a new world of communications culture,” our corporate group aims to contribute to the realization of a rich and vigorous society by reinforcing our core business with a focus on popularizing FOMA services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. We will also seek to maximize our corporate value in order to be greatly trusted and highly valued by our valued shareholders and customers.
2. Target Management Indicators
Now that the Japanese mobile telecommunications market has entered a period of stable growth, our group regards EBITDA margin as an important management indicator from the perspective of profitability, to further enhance its management effectiveness. We also consider ROCE an important management indicator in terms of efficiency in its invested capital (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities). The group will exert its utmost efforts to maintain EBITDA margin of at least 35% and achieve ROCE of at least 20% and attempt to maximize its corporate value.
Notes:
•	EBITDA margin = EBITDA / Operating revenues

•	EBITDA = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment

•
ROCE = Operating income / (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities)
NTT DoCoMo, Inc. shareholders’ equity and interest bearing liabilities are the average of the amounts at the end of a fiscal year and the previous year.

3. Medium- and Long-Term Management Strategies
We developed an action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” which covers initiatives to be implemented between the fiscal year 2008 ended March 31, 2009, and the fiscal year 2012 ending March 31, 2013.
For more details concerning the action plan, please see our earnings release for the fiscal year ended March 31, 2009 (announced on April 28, 2009). No changes have been made to the descriptions contained in the said earnings release, which can be obtained via the following URL:
(NTT DOCOMO home page) http://www.nttdocomo.co.jp/english/corporate/ir/index.html
4. Issues to be Addressed by the Group
In the fiscal year 2010 ending March 31, 2011, based on the aforesaid action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” which covers initiatives to be implemented between the fiscal year 2008 ended March 31, 2009 and the fiscal year 2012 ending March 31, 2013, we will focus on the following priority items to make progress toward our goal to create a safe and secure society where everyone can find affluence and comfort, and contribute to its sustainable development.
As part of the “Change” initiatives, we have reviewed every aspect of our business operations—from products/services to customer care to network construction, with the aim of enhancing the satisfaction of customers. Our target is to receive the No. 1 rating in customer satisfaction in the fiscal year 2012 as a result of these efforts.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
With respect to the “Challenge” programs, we will position the fiscal year 2010 as “the year to embark on the execution phase” of our challenge toward the goal of providing services that are tailored to the lifestyle and individual needs of each customer, and to contribute to the sustained development of society by providing solutions to pressing issues, prompt and steadily implementing the following actions:
•
Achieve growth through expansion of packet usage: We will aim to increase packet ARPU by proliferating the use of video services and data communications devices, and growing the subscriptions to flat-rate billing plans for packet access.

•
Roll-out of LTE and network evolution: Toward the commercial launch of LTE scheduled for December 2010, we will move ahead with the development of network, devices and services, to establish a foundation for promoting a wide array of advanced mobile broadband services.

•
Promotion and further advancement of service personalization: By further advancing the “i-concier” service, we will expand service personalization and offer a greater array of content tailored to the individual needs of customers.

•
Deployment of social-support services: We will continually strive to create new businesses with the full-scale launch of social-support services in such fields as environment, health management and finance, while seeking alliances with external partners to secure new revenue sources.

•
Introduction and promotion of converged services: Through the expansion of “MyArea,” Japan’s first Femto BTS-based home area service, and “Otayori Photo service,” we will aim to provide more convenient services and comfortable usage environments to users.

•	Further advancement of handsets: We will enrich the lineup of our products including smartphones to cater to the needs of broader customer segments.

•
Collaboration of handsets and networks: We will aim to realize advanced services by optimizing the allocation of functions between handsets and networks, leveraging the high-speed, large-capacity and low-latency properties of LTE network.

•
Basic research aimed at new value creation: We will work on the verification of our research so that we can create businesses that contribute to the development of society and industries, aiming to realize a more affluent society that fully leverages the advantageous characteristics of mobile communications.

•
Expansion of international businesses: We will strive to expand the revenues streams from international businesses by further enriching our international service offerings and expanding our overseas service counters. We will also seek revenue expansion and sustained growth through overseas business deployment allying with partners.

•
Domestic investments and alliances: We will endeavor to grow revenues and achieve sustained growth by creating new business and reinforcing core business through the pursuit of investments and alliances in Japan.

Improvement of cost efficiency: To solidify our financial standing for sustained growth, we will optimize our nationwide operations and make more efficient use of our network- and sale-related costs.
Corporate Social Responsibility (CSR) activities: We will address issues of key importance such as global environment protection, realization of a safe and secure mobile society, various disaster responses and promotion of universal design products and services.
Operating income and return to shareholders: We will aim to achieve ¥840.0 billion in operating income for the fiscal year 2010, and endeavor to continue stable dividend payments.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
Corporate governance: By establishing and operating an internal control system designed for lawful business conduct, we will continue to ensure compliance and thorough risk management on all fronts of our group so that we can earn the trust and confidence of all stakeholders.
5. Basic Approach to CSR
Adhering to our CSR message—“We connect people to people, and people to their worlds. We open the door to the future,” we will listen to each individual customer and to society, and drive innovation toward the future to create abundance and convenience in life and culture.

Names of companies or products presented in this document are the trademarks or registered trademarks of their respective organizations.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
<< 4. Consolidated Financial Statements >>
1. Consolidated Balance Sheets

	Millions of yen
					Increase
	March 31, 2009		March 31, 2010		(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥599,548		¥357,715		¥(241,833)
Short-term investments	2,448		403,010		400,562
Accounts receivable	835,063		838,226		3,163
Allowance for doubtful accounts	(15,072)		(15,633)		(561)
Credit card receivables	72,996		126,009		53,013
Inventories	123,206		141,277		18,071
Deferred tax assets	102,903		100,545		(2,358)
Prepaid expenses and other current assets	106,636		109,829		3,193

Total current assets	1,827,728	28.2%	2,060,978	30.5%	233,250

Property, plant and equipment:
Wireless telecommunications equipment	5,361,043		5,478,833		117,790
Buildings and structures	814,056		830,921		16,865
Tools, furniture and fixtures	519,213		516,084		(3,129)
Land	198,985		199,018		33
Construction in progress	99,232		83,608		(15,624)
Accumulated depreciation and amortization	(4,301,044)		(4,500,874)		(199,830)

Total property, plant and equipment, net	2,691,485	41.5%	2,607,590	38.6%	(83,895)

Non-current investments and other assets:
Investments in affiliates	572,014		578,095		6,081
Marketable securities and other investments	141,544		151,026		9,482
Intangible assets, net	578,728		628,691		49,963
Goodwill	154,385		198,436		44,051
Other assets	273,440		257,911		(15,529)
Deferred tax assets	248,896		274,048		25,152

Total non-current investments and other assets	1,969,007	30.3%	2,088,207	30.9%	119,200

Total assets	¥6,488,220	100.0%	¥6,756,775	100.0%	¥268,555

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥29,000		¥180,716		¥151,716
Short-term borrowings	—		78		78
Accounts payable, trade	668,525		632,437		(36,088)
Accrued payroll	58,627		54,580		(4,047)
Accrued interest	1,187		995		(192)
Accrued income taxes	238,742		185,890		(52,852)
Other current liabilities	152,354		133,466		(18,888)

Total current liabilities	1,148,435	17.7%	1,188,162	17.6%	39,727

Long-term liabilities:
Long-term debt (exclusive of current portion)	610,233		429,553		(180,680)
Accrued liabilities for point programs	94,023		151,628		57,605
Liability for employees’ retirement benefits	146,326		138,447		(7,879)
Other long-term liabilities	145,895		186,539		40,644

Total long-term liabilities	996,477	15.4%	906,167	13.4%	(90,310)

Total liabilities	2,144,912	33.1%	2,094,329	31.0%	(50,583)

Equity:
NTT DoCoMo, Inc. shareholders’ equity
Common stock	949,680		949,680		—
Additional paid-in capital	785,045		757,109		(27,936)
Retained earnings	3,061,848		3,347,830		285,982
Accumulated other comprehensive income (loss)	(65,689)		(37,379)		28,310
Treasury stock, at cost	(389,299)		(381,363)		7,936
Total NTT DoCoMo, Inc. shareholders’ equity	4,341,585		4,635,877		294,292
Noncontrolling interests	1,723		26,569		24,846

Total equity	4,343,308	66.9%	4,662,446	69.0%	319,138

Total liabilities and equity	¥6,488,220	100.0%	¥6,756,775	100.0%	¥268,555

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
2. Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Year ended		Year ended		Increase
	March 31, 2009		March 31, 2010		(Decrease)
Operating revenues:
Wireless services	¥3,841,082		¥3,776,909		¥(64,173)
Equipment sales	606,898		507,495		(99,403)

Total operating revenues	4,447,980	100.0%	4,284,404	100.0%	(163,576)

Operating expenses:
Cost of services (exclusive of items shown separately below)	872,438		900,642		28,204
Cost of equipment sold (exclusive of items shown separately below)	827,856		698,495		(129,361)
Depreciation and amortization	804,159		701,146		(103,013)
Selling, general and administrative	1,112,568		1,149,876		37,308

Total operating expenses	3,617,021	81.3%	3,450,159	80.5%	(166,862)

Operating income	830,959	18.7%	834,245	19.5%	3,286

Other income (expense):
Interest expense	(4,618)		(5,061)		(443)
Interest income	2,162		1,289		(873)
Other, net	(48,030)		5,684		53,714

Total other income (expense)	(50,486)	(1.2)%	1,912	0.0%	52,398

Income before income taxes	780,473	17.5%	836,157	19.5%	55,684

Income taxes:
Current	395,467		381,507		(13,960)
Deferred	(87,067)		(43,310)		43,757

Total income taxes	308,400	6.9%	338,197	7.9%	29,797

Equity in net income (losses) of affiliates, net of applicable taxes	(672)	(0.0)%	(852)	(0.0)%	(180)

Net income	471,401	10.6%	497,108	11.6%	25,707

Less: Net (income) loss attributable to noncontrolling interests	472	0.0%	(2,327)	(0.1)%	(2,799)

Net income attributable to NTT DoCoMo, Inc.	¥471,873	10.6%	¥494,781	11.5%	¥22,908

Net income	¥471,401		¥497,108		¥25,707
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(1,601)		15,096		16,697
Change in fair value of derivative instruments, net of applicable taxes	(125)		(63)		62
Foreign currency translation adjustment, net of applicable taxes	(47,592)		5,882		53,474
Pension liability adjustment, net of applicable taxes	(16,778)		7,425		24,203

Total other comprehensive income (loss)	(66,096)		28,340		94,436

Comprehensive income	405,305		525,448		120,143

Less: Comprehensive (income) loss attributable to noncontrolling interests	469		(2,357)		(2,826)

Comprehensive income attributable to NTT DoCoMo, Inc.	¥405,774	9.1%	¥523,091	12.2%	¥117,317

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,238,715		41,705,738		(532,977)

Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc. (yen)	¥11,171.58		¥11,863.62		¥692.04

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
3. Consolidated Statements of Shareholders’ Equity

	Millions of yen
	NTT DoCoMo, Inc. shareholders’ equity
				Accumulated
		Additional		other	Treasury	Total
	Common	paid-in	Retained	comprehensive	stock,	shareholders’	Noncontrolling	Total
	stock	capital	earnings	income (loss)	at cost	equity	interests	equity
Balance at March 31, 2008	¥949,680	¥948,571	¥2,793,814	¥410	¥(415,979)	¥4,276,496	¥1,288	¥4,277,784

Purchase of treasury stock					(136,846)	(136,846)		(136,846)
Retirement of treasury stock		(163,526)			163,526	—		—
Cash dividends declared			(203,839)			(203,839)		(203,839)
Acquisition of new subsidiaries						—	944	944
Others						—	(40)	(40)
Comprehensive Income
Net income			471,873			471,873	(472)	471,401
Unrealized holding gains (losses) on available-for-sale securities				(1,610)		(1,610)	9	(1,601)
Change in fair value of derivative instruments				(125)		(125)		(125)
Foreign currency translation adjustment				(47,586)		(47,586)	(6)	(47,592)
Pension liability adjustment				(16,778)		(16,778)		(16,778)

Balance at March 31, 2009	¥949,680	¥785,045	¥3,061,848	¥(65,689)	¥(389,299)	¥4,341,585	¥1,723	¥4,343,308

Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(27,936)			27,936	—		—
Cash dividends declared			(208,799)			(208,799)		(208,799)
Acquisition of new subsidiaries						—	22,588	22,588
Others						—	(99)	(99)
Comprehensive Income
Net income			494,781			494,781	2,327	497,108
Unrealized holding gains (losses) on available-for-sale securities				15,096		15,096	0	15,096
Change in fair value of derivative instruments				(63)		(63)		(63)
Foreign currency translation adjustment				5,852		5,852	30	5,882
Pension liability adjustment				7,425		7,425		7,425

Balance at March 31, 2010	¥949,680	¥757,109	¥3,347,830	¥(37,379)	¥(381,363)	¥4,635,877	¥26,569	¥4,662,446

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
4. Consolidated Statements of Cash Flows

	Millions of yen
	Year ended	Year ended
	March 31, 2009	March 31, 2010
Cash flows from operating activities:
Net income	¥471,401	¥497,108
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	804,159	701,146
Deferred taxes	(87,626)	(44,550)
Loss on sale or disposal of property, plant and equipment	43,304	32,735
Impairment loss on marketable securities and other investments	57,812	4,007
Equity in net (income) losses of affiliates	1,239	2,122
Dividends from affiliates	15,500	12,854
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(148,909)	(1,056)
Increase / (decrease) in allowance for doubtful accounts	67	242
(Increase) / decrease in credit card receivables	(32,857)	(30,042)
(Increase) / decrease in inventories	23,327	(17,262)
(Increase) / decrease in prepaid expenses and other current assets	18,196	1,582
(Increase) / decrease in non-current installment receivable for handsets	(37,712)	13,860
Increase / (decrease) in accounts payable, trade	(49,286)	(21,227)
Increase / (decrease) in accrued income taxes	35,158	(53,765)
Increase / (decrease) in other current liabilities	(29,126)	(22,019)
Increase / (decrease) in accrued liabilities for point programs	37,390	57,605
Increase / (decrease) in liability for employees’ retirement benefits	29,438	(8,015)
Increase / (decrease) in other long-term liabilities	17,753	35,878
Other, net	4,449	21,615

Net cash provided by operating activities	1,173,677	1,182,818

Cash flows from investing activities:
Purchases of property, plant and equipment	(517,776)	(480,080)
Purchases of intangible and other assets	(241,373)	(245,488)
Purchases of non-current investments	(313,889)	(10,027)
Proceeds from sale of non-current investments	660	9,534
Acquisitions of subsidiaries, net of cash acquired	568	(29,209)
Purchases of short-term investments	(32,977)	(377,591)
Redemption of short-term investments	32,255	69,605
Proceeds from redemption of long-term bailment for consumption to a related party	50,000	—
Short-term bailment for consumption to a related party	—	(90,000)
Other, net	(8,451)	(10,670)

Net cash used in investing activities	(1,030,983)	(1,163,926)

Cash flows from financing activities:
Proceeds from long-term debt	239,913	—
Repayment of long-term debt	(77,071)	(29,042)
Proceeds from short-term borrowings	62,274	138,214
Repayment of short-term borrowings	(64,032)	(138,149)
Principal payments under capital lease obligations	(2,837)	(3,256)
Payments to acquire treasury stock	(136,846)	(20,000)
Dividends paid	(203,839)	(208,709)
Other, net	(3)	(3)

Net cash provided by (used in) financing activities	(182,441)	(260,945)

Effect of exchange rate changes on cash and cash equivalents	(7,610)	220

Net increase (decrease) in cash and cash equivalents	(47,357)	(241,833)
Cash and cash equivalents at beginning of year	646,905	599,548

Cash and cash equivalents at end of year	¥599,548	¥357,715

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥21,999	¥1,323
Cash paid during the year for:
Interest, net of amount capitalized	4,141	5,251
Income taxes	383,838	436,459
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,334	2,347
Acquisitions of shares through share exchange	—	15,023
Acquisitions of exchangeable bonds through share exchange	—	20,821
Acquisitions of shares through conversion of exchangeable bonds	—	26,326
Retirement of treasury stock	163,526	27,936

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
5. Going Concern Assumption
None
6. Basis of Presentation and Significant Accounting Polices
The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DOCOMO”) is prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(1) Adoption of new accounting standards
Business Combinations
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to business combinations. This pronouncement requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. This pronouncement also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date is required to be recognized and measured as a gain from a bargain purchase. The adoption of this pronouncement did not have a material impact on DOCOMO’s results of operations and financial position.
Noncontrolling Interests in Consolidated Financial Statements
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement requires noncontrolling interests held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This pronouncement also requires changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. Upon the adoption of this pronouncement, “Noncontrolling interests”, which was previously referred to as “Minority interests” and classified between “Total liabilities” and “Shareholders’ equity” in the consolidated balance sheets, is now included as a separate component of “Equity”. In addition, “Net income” in the consolidated statements of income and comprehensive income now includes net income or loss attributable to noncontrolling interests, which was previously referred to as “Minority interests” and deducted. As a result, the adoption of this pronouncement changed the presentation and disclosure of noncontrolling interests in the consolidated financial statements retrospectively, but did not have a material impact on DOCOMO’s results of operations and financial position.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
Fair value measurements and disclosures
In January 2010, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”. ASU2010-06 requires disclosure of fair value measurements by class instead of major category as well as significant transfers between Level 1 and Level 2 and the reasons for the transfers regarding assets and liabilities that are measured on a recurring basis. The adoption of ASU2010-06 resulted in expanded disclosure but did not have any impact on DOCOMO’s results of operations and financial position. ASU2010-06 will require separate disclosures regarding the amounts of purchases, sales, issuances and settlements in Level 3 fair value measurements. This requirement is effective for fiscal years beginning after December 15, 2010.
(2) Significant accounting policies
Use of estimates
The preparation of DOCOMO’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
During the year ended March 31 2009, DOCOMO decreased the estimated useful lives of its long lived assets related to our 2G mova mobile phone services. This change in accounting estimate was due to the scheduled termination of mova services on March 31, 2012. As mova subscribers have been steadily migrating to DOCOMO’s 3G services, FOMA, DOCOMO has decided to discontinue mova services and concentrate on FOMA services. The change resulted in a decrease of ¥60,072 million in “Income before income taxes”, ¥35,563 million in “Net income attributable to NTT DoCoMo, Inc.” and ¥841.95 in “Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc.” in the accompanying consolidated statement of income and comprehensive income for the year ended March 31, 2009, in accordance with “FASB Accounting Standards Codification” (“ASC”) 250 “Accounting Changes and Error Corrections”. The impact on the results of operations and financial position for the year ended March 31, 2010 is not material.
Allowance for doubtful accounts
The allowance for doubtful accounts is principally computed based on the historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts including claims in bankruptcy.
Inventories
Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.
Property, plant and equipment
Property, plant and equipment are stated at cost and include interest cost incurred during construction. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings, which are depreciated on a straight-line basis.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
Investments in affiliates
The equity method of accounting is applied to investments in affiliates where DOCOMO owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence.
DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.
Marketable securities and other investments
DOCOMO accounts for its marketable securities in accordance with ASC320 “Investments—Debt and Equity Securities”.
Equity securities whose fair values are not readily determinable are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are currently reflected in earnings.
Impairment of long-lived assets
In accordance with ASC360 “Property, Plant, and Equipment”, DOCOMO’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset is determined to be impaired, the amount of the loss based on its estimated fair value is recognized in earnings.
Accrued liabilities for point programs
DOCOMO offers “docomo Points Service”, which provides benefits, including discount on handset, to customers in exchange for points that we grant customers based on the usage of cellular services or credit service (DCMX) and records “Accrued liabilities for point programs” relating to the points that customers earn.
Employees’ retirement benefit plans
In accordance with ASC715 “Compensation—Retirement Benefits”, DOCOMO recognizes the funded status of its benefit plan, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income (loss) during the fiscal period in which such changes occur.
Pension benefits earned during the year as well as interest on projected benefit obligation are accrued currently. Prior service cost and net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets, both of which are included in “accumulated other comprehensive income”, are amortized over the expected average remaining service period of employees on a straight-line basis.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
Revenue recognition
Basic monthly charges and airtime charges are recognized as revenues at the time the service is provided to the subscribers. DOCOMO’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DOCOMO offers a billing arrangement called “Nikagetsu Kurikoshi” (2 month carry over), in which the unused allowances are automatically carried over for up to the following two months. In addition, DOCOMO offers an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten DOCOMO subscriptions. Out of the unused allowance in a month, DOCOMO defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, DOCOMO recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.
Equipment sales are recognized as revenues when equipment is accepted by agent resellers and all inventory risk is transferred from DOCOMO. Certain commissions paid to agent resellers are recognized as a reduction of revenue upon delivery of the equipment to such agent resellers in accordance with ASC605-50 “Revenue Recognition: Customer Payments and Incentives”.
DOCOMO enables subscribers to select installment payments over a period of 12 or 24 months. When installment payments are selected, under agreement entered into among DOCOMO, subscribers and agent resellers, DOCOMO provides financing by providing funds for the purchase of handset by the subscribers. DOCOMO then includes current installments for the receivable for the purchased handset with basic monthly charges and airtime charges for the installment payment term. This is a separate contract from the wireless services contract between DOCOMO and the subscriber or the handset purchase agreement between DOCOMO and the agent reseller, and cash collection from the subscriber is the recovery of the cash payment. Therefore, cash collection from subscribers for the purchased handsets does not have an impact on DOCOMO’s revenue.
Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same period.
(3) Reclassifications
Certain reclassifications are made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2010.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
7. Notes to Consolidated Financial Statements
(1) Segment reporting
Segment information for the years ended March 31, 2009 and 2010 was as follows:

	Millions of yen
	Mobile phone	Miscellaneous
Year ended March 31, 2009	business	businesses	Corporate	Consolidated
Operating revenues	¥4,381,254	¥66,726	—	¥4,447,980
Operating expenses	3,525,967	91,054	—	3,617,021

Operating income (losses)	¥855,287	¥(24,328)	—	¥830,959

Assets	¥4,960,000	¥139,617	¥1,388,603	¥6,488,220

Depreciation and amortization	¥796,807	¥7,352	—	¥804,159

Capital expenditures	¥601,307	—	¥136,299	¥737,606

	Millions of yen
	Mobile phone	Miscellaneous
Year ended March 31, 2010	business	businesses	Corporate	Consolidated
Operating revenues	¥4,167,704	¥116,700	—	¥4,284,404
Operating expenses	3,322,064	128,095	—	3,450,159

Operating income (losses)	¥845,640	¥(11,395)	—	¥834,245

Assets	¥4,949,025	¥259,283	¥1,548,467	¥6,756,775

Depreciation and amortization	¥691,851	¥9,295	—	¥701,146

Capital expenditures	¥556,829	—	¥129,679	¥686,508

The “Corporate” column in the tables is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any specific business segment. Capital expenditures in the “Corporate” column include expenditures in “miscellaneous businesses” and certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.
DOCOMO does not disclose geographical segments since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.
(2) Related party transactions
DOCOMO is majority-owned by NTT, which is a holding company for more than 400 companies comprising the NTT group.
DOCOMO has entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”) for cash management purposes. NTT and its subsidiaries collectively own 99.3% of the voting interests in NTT FINANCE, of which DOCOMO owned 2.9% as of March 31, 2010. Accordingly, NTT FINANCE is a related party of DOCOMO.
The balance of bailment was ¥60,000 million as of March 31, 2009. The assets related to the contracts were recorded as “Cash and cash equivalents” in the consolidated balance sheet as of March 31, 2009. The recorded amount of interest income derived from the contracts was ¥270 million for the year ended March 31, 2009. The balance of bailment was ¥110,000 million as of March 31, 2010. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥20,000 million and “Short-term investments” of ¥90,000 million in the consolidated balance sheet as of March 31, 2010. The recorded amount of interest income derived from the contracts was ¥75 million for the year ended March 31, 2010.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
(3) Other footnote
Share repurchase and retirement
On June 20, 2008, the shareholders’ meeting approved a share repurchase plan under which DOCOMO could repurchase up to 900,000 shares at an aggregate amount not to exceed ¥150,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. On November 9, 2009, the board meeting approved another share repurchase plan under which DOCOMO may repurchase up to 160,000 shares at an aggregate amount not to exceed ¥20,000 million.
Class, aggregate number and price of shares repurchased for the year ended March 31, 2010 were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	154,065 shares
Aggregate price of shares repurchased:	¥20,000 million
Based on the resolution of the board of directors on March 26, 2010, DOCOMO retired 160,000 shares of its treasury stock (aggregate purchase price: ¥27,936 million). As a result, additional paid-in capital decreased by ¥27,936 million for the year ended March 31, 2010.
(4) Subsequent event
There was no significant subsequent event.
(Note)
Notes to leases, deferred tax, financial instruments, marketable securities, derivative financial instruments, employees’ retirement benefits, stock options, business combinations and leased real properties are omitted because materiality for disclosure is not significant in this earnings release.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
<< 5. Non-consolidated Financial Statements >>
1. Non-consolidated Balance Sheets

	Millions of yen
	March 31, 2009	March 31, 2010
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥4,057,202	¥4,093,035
Accumulated depreciation	(3,069,247)	(3,156,948)
Machinery and equipment, net	987,955	936,086
Antenna facilities	1,140,553	1,201,831
Accumulated depreciation	(464,863)	(521,676)
Antenna facilities, net	675,690	680,154
Satellite mobile communications facilities	14,770	14,770
Accumulated depreciation	(12,013)	(12,636)
Satellite mobile communications facilities, net	2,756	2,133
Equipment related facilities	7	5
Accumulated depreciation	(7)	(5)
Equipment related facilities, net	0	0
Telecommunications line facilities	81,120	91,463
Accumulated depreciation	(37,341)	(46,104)
Telecommunications line facilities, net	43,778	45,359
Pipe and hand holes	20,379	21,631
Accumulated depreciation	(5,545)	(6,708)
Pipe and hand holes, net	14,834	14,923
Buildings	627,280	633,390
Accumulated depreciation	(195,849)	(219,719)
Buildings, net	431,431	413,671
Structures	176,162	185,801
Accumulated depreciation	(82,501)	(92,927)
Structures, net	93,661	92,873
Other machinery and equipment	17,754	18,451
Accumulated depreciation	(13,119)	(13,456)
Other machinery and equipment, net	4,634	4,994
Vehicles	1,498	1,485
Accumulated depreciation	(1,326)	(1,367)
Vehicles, net	172	117
Tools, furniture and fixtures	463,136	456,522
Accumulated depreciation	(361,499)	(363,064)
Tools, furniture and fixtures, net	101,637	93,458
Land	196,094	196,153
Lease assets	5,811	5,555
Accumulated depreciation	(3,892)	(3,923)
Lease assets, net	1,919	1,631
Construction in progress	72,513	62,830
Total property, plant and equipment	2,627,079	2,544,389
Intangible assets
Rights to use utility facilities	12,505	13,515
Software	493,385	519,635
Patents	89	131
Leasehold rights	43,393	49,110
Lease assets	30	34
Software in progress	—	68,068
Other intangible assets	72,014	14,539
Total intangible assets	621,418	665,035
Total non-current assets for telecommunication businesses	3,248,498	3,209,425

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010

	Millions of yen
	March 31, 2009	March 31, 2010
Non-current assets -continued:
Investment and other assets
Investment securities	¥144,704	¥153,782
Shares of affiliated companies	665,355	704,376
Other investments in affiliated companies	1,575	7,826
Contributions in affiliated companies	5,220	5,054
Long-term prepaid expenses	10,007	13,472
Long-term accounts receivable, other	96,799	85,428
Deferred tax assets	213,888	242,103
Other investments and other assets	78,427	74,151
Allowance for doubtful accounts	(1,221)	(3,739)
Total investment and other assets	1,214,757	1,282,456

Total non-current assets	4,463,255	4,491,881

Current assets:
Cash and bank deposits	330,301	358,683
Notes receivable	43	42
Accounts receivable, trade	534,581	544,153
Accounts receivable, other	416,202	463,898
Securities	189,988	259,989
Inventories and supplies	146,018	157,890
Advances	3,707	3,378
Prepaid expenses	28,485	26,697
Deposits	—	110,000
Deferred tax assets	70,814	66,957
Other current assets	69,344	12,091
Allowance for doubtful accounts	(14,787)	(14,986)

Total current assets	1,774,701	1,988,796

Total assets	¥6,237,957	¥6,480,678

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010

	Millions of yen
	March 31, 2009	March 31, 2010
LIABILITIES
Long-term liabilities:
Bonds	¥568,800	¥405,800
Long-term borrowings	38,000	21,000
Lease obligations	2,064	1,787
Liability for employees’ retirement benefits	130,498	119,716
Reserve for point loyalty programs	176,649	—
Accrued liabilities for loyalty programs	—	271,323
Other long-term liabilities	6,983	10,759

Total long-term liabilities	922,996	830,387

Current liabilities:
Current portion of long-term borrowings	29,000	180,000
Accounts payable, trade	277,396	252,862
Lease obligations	1,174	1,037
Accounts payable, other	407,656	387,891
Accrued expenses	13,348	13,852
Accrued taxes on income	233,553	177,691
Advances received	31,103	27,775
Deposits received	86,627	94,408
Provision for loss on PHS business	1,345	—
Other current liabilities	61,988	51,581

Total current liabilities	1,143,194	1,187,100

Total liabilities	¥2,066,191	¥2,017,487

NET ASSETS
Shareholders’ equity
Common stock	949,679	949,679
Capital surplus
Capital legal reserve	292,385	292,385
Other capital surplus	445,222	417,287
Total capital surplus	737,607	709,672
Earned surplus
Earned legal reserve	4,099	4,099
Other earned surplus
Accelerated depreciation reserve	1,533	126
General reserve	358,000	358,000
Earned surplus brought forward	2,520,695	2,819,618
Total earned surplus	2,884,329	3,181,844
Treasury stock	(389,298)	(381,363)

Total shareholders’ equity	¥4,182,317	¥4,459,833

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	(12,592)	1,396
Deferred gains or losses on hedges	2,041	1,960

Total valuation and translation adjustments	(10,551)	3,357

Total net assets	4,171,765	4,463,190

Total liabilities and net assets	¥6,237,957	¥6,480,678

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
2. Non-consolidated Statements of Income

	Millions of yen
	Year ended	Year ended
	March 31, 2009	March 31, 2010
Recurring profits and losses:
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥1,791,913	¥1,886,038
Data transmission services	1,279,075	1,548,155
Other	81,390	30,279
Total operating revenues	3,152,379	3,464,473
Operating expenses
Sales expenses	753,225	869,456
Facility maintenance expenses	247,355	298,908
General expenses	54,970	54,587
Administrative expenses	75,662	70,525
Research expenses	67,246	71,616
Depreciation	719,924	681,424
Loss on disposal of property, plant and equipment and intangible assets	65,820	45,616
Communication network charges	273,929	284,302
Taxes and public dues	36,015	41,326
Total operating expenses	2,294,150	2,417,764
Operating income from telecommunication businesses	858,228	1,046,709
Supplementary businesses
Operating revenues	850,326	934,430
Operating expenses	1,102,664	1,165,485
Operating income (losses) from supplementary businesses	(252,338)	(231,055)

Total operating income	¥605,890	¥815,654

Non-Operating revenues and expenses
Non-operating revenues
Interest income	842	245
Interest income-securities	1,257	917
Dividend income	19,132	21,630
Rental income	6,668	7,460
Interest income on tax refund	6,116	—
Miscellaneous income	11,112	6,521
Total non-operating revenues	45,131	36,775
Non-operating expenses
Interest expense	1,783	1,011
Interest expense-bonds	6,069	6,621
Write-downs of investment securities	—	3,702
Miscellaneous expenses	3,931	4,785
Total non-operating expenses	11,784	16,121

Recurring profit	¥639,237	¥836,307

Special profits and losses:
Special profits
Gain on extinguishment of merged shares	1,641,753	—
Total special profits	1,641,753	—
Special losses
Write-downs of investment securities	46,128	—
Write-downs of investment in affiliated companies	7,790	—
Total special losses	53,918	—
Income before income taxes	2,227,071	836,307
Income taxes-current	329,400	362,500
Income taxes-deferred	(94,940)	(32,507)
Total income taxes	234,459	329,992

Net income	¥1,992,612	¥506,314

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
3. Non-consolidated Statements of Changes in Net Assets

	Millions of yen
	Year ended	Year ended
	March 31, 2009	March 31, 2010
Shareholders’ equity
Common stock
Balance at the beginning of year	¥949,679	¥949,679

Balance at the end of year	¥949,679	¥949,679

Capital surplus
Capital legal reserve
Balance at the beginning of year	292,385	292,385
Balance at the end of year	292,385	292,385
Other capital surplus
Balance at the beginning of year	608,748	445,222
Changes during the annual period
Retirement of treasury stock	(163,526)	(27,935)
The total amount of changes during the annual period	(163,526)	(27,935)
Balance at the end of year	445,222	417,287
Total capital surplus
Balance at the beginning of year	901,133	737,607
Changes during the annual period
Retirement of treasury stock	(163,526)	(27,935)
The total amount of changes during the annual period	(163,526)	(27,935)

Balance at the end of year	¥737,607	¥709,672

Earned surplus
Earned legal reserve
Balance at the beginning of year	4,099	4,099
Balance at the end of year	4,099	4,099
Other earned surplus
Accelerated depreciation reserve
Balance at the beginning of year	4,945	1,533
Changes during the annual period
Addition for accelerated depreciation reserve	—	62
Reversal of accelerated depreciation reserve	(3,411)	(1,469)
The total amount of changes during the annual period	(3,411)	(1,406)
Balance at the end of year	1,533	126
General reserve
Balance at the beginning of year	358,000	358,000
Balance at the end of year	358,000	358,000
Earned surplus brought forward
Balance at the beginning of year	728,510	2,520,695
Changes during the annual period
Addition for accelerated depreciation reserve	—	(62)
Reversal of accelerated depreciation reserve	3,411	1,469
Dividends from surplus	(203,838)	(208,799)
Net income	1,992,612	506,314
The total amount of changes during the annual period	1,792,185	298,922
Balance at the end of year	2,520,695	2,819,618
Total earned surplus
Balance at the beginning of year	1,095,555	2,884,329
Changes during the annual period
Addition for accelerated depreciation reserve	—	—
Reversal of accelerated depreciation reserve	—	—
Dividends from surplus	(203,838)	(208,799)
Net income	1,992,612	506,314
The total amount of changes during the annual period	1,788,773	297,515

Balance at the end of year	¥2,884,329	¥3,181,844

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010

	Millions of yen
	Year ended	Year ended
	March 31, 2009	March 31, 2010
Treasury stock
Balance at the beginning of year	¥(415,979)	¥(389,298)
Changes during the annual period
Purchase of treasury stock	(136,845)	(19,999)
Retirement of treasury stock	163,526	27,935
The total amount of changes during the annual period	26,680	7,935

Balance at the end of year	¥(389,298)	¥(381,363)

Total shareholders’ equity
Balance at the beginning of year	2,530,389	4,182,317
Changes during the annual period
Addition for accelerated depreciation reserve	—	—
Reversal of accelerated depreciation reserve	—	—
Dividends from surplus	(203,838)	(208,799)
Net income	1,992,612	506,314
Purchase of treasury stock	(136,845)	(19,999)
Retirement of treasury stock	—	—
The total amount of changes during the annual period	1,651,927	277,515

Balance at the end of year	¥4,182,317	¥4,459,833

Valuation and translation adjustments
Net unrealized holding gains or losses on securities
Balance at the beginning of year	(7,105)	(12,592)
Changes during the annual period
Net changes other than shareholders’ equity	(5,487)	13,989
The total amount of changes during the annual period	(5,487)	13,989
Balance at the end of year	(12,592)	1,396
Deferred gains or losses on hedges
Balance at the beginning of year	2,085	2,041
Changes during the annual period
Net changes other than shareholders’ equity	(43)	(80)
The total amount of changes during the annual period	(43)	(80)
Balance at the end of year	2,041	1,960
Total valuation and translation adjustments
Balance at the beginning of year	(5,020)	(10,551)
Changes during the annual period
Net changes other than shareholders’ equity	(5,531)	13,908
The total amount of changes during the annual period	(5,531)	13,908

Balance at the end of year	¥(10,551)	¥3,357

Total net assets
Balance at the beginning of year	2,525,369	4,171,765
Changes during the annual period
Addition for accelerated depreciation reserve	—	—
Reversal of accelerated depreciation reserve	—	—
Dividends from surplus	(203,838)	(208,799)
Net income	1,992,612	506,314
Purchase of treasury stock	(136,845)	(19,999)
Retirement of treasury stock	—	—
Net changes other than shareholders’ equity	(5,531)	13,908
The total amount of changes during the annual period	1,646,396	291,424

Balance at the end of year	¥4,171,765	¥4,463,190

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
4. Going Concern Assumption
None

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2010
<< 6. Others >>
1. Change of Board of Directors
The change of the board of directors will be made public once it is decided.
2. Others
None

(APPENDIX 1)
Operating Data for Fiscal Year Ended March 31, 2010
Full-year Forecast: as announced at April 28, 2010

		[Ref.]						[Ref.]
		Fiscal Year	Fiscal Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
		Ended Mar. 31, 2009	Ended Mar. 2010	(Apr.-Jun. 2009)	(Jul.-Sep. 2009)	(Oct.-Dec. 2009)	(Jan.-Mar.2010)	Ending Mar. 31, 2011
		Full-year Results	Full-year Results	Results	Results	Results	Results	Full-year Forecast

Cellular
Subscriptions	thousands	54,601	56,082	54,864	55,186	55,436	56,082	57,450
FOMA (1)	thousands	49,040	53,203	50,246	51,258	52,045	53,203	56,220
Communication Module Service (FOMA)	thousands	858	1,081	897	952	996	1,081	—
mova	thousands	5,560	2,879	4,618	3,928	3,391	2,879	1,230
Communication Module Service (DoPa)	thousands	669	521	621	585	558	521	—
Prepaid	thousands	38	37	38	37	37	37	—
Market Share (2) (3)%		50.8	50.0	50.6	50.3	50.1	50.0	—
Net Increase from Previous Period (3)	thousands	1,213	1,481	263	322	250	646	1,370
FOMA (1)	thousands	5,091	4,163	1,206	1,012	787	1,158	3,020
mova	thousands	(3,878)	(2,682)	(942)	(690)	(537)	(512)	(1,650)
Churn Rate (3)%		0.50	0.46	0.44	0.46	0.45	0.49	—
Number of Handsets (FOMA+mova) Sold (4)	thousands	20,129	18,037	4,344	4,464	4,201	5,028	—
Aggregate ARPU (FOMA+mova) (5)	yen/month/subscription	5,710	5,350	5,440	5,420	5,470	5,060	5,110
Voice ARPU (6)	yen/month/subscription	3,330	2,900	3,010	2,970	3,030	2,590	2,550
Packet ARPU	yen/month/subscription	2,380	2,450	2,430	2,450	2,440	2,470	2,560
i-mode ARPU	yen/month/subscription	2,340	2,380	2,380	2,390	2,370	2,380	2,440
ARPU Generated from International Services (7)	yen/month/subscription	80	80	70	80	80	80	80
ARPU Generated Purely from i-mode (FOMA+mova) (5)	yen/month/subscription	2,550	2,620	2,610	2,630	2,610	2,640	2,730
Aggregate ARPU (FOMA) (5)	yen/month/subscription	6,010	5,480	5,610	5,560	5,600	5,150	5,170
Voice ARPU (6)	yen/month/subscription	3,360	2,900	3,010	2,970	3,040	2,590	2,550
Packet ARPU	yen/month/subscription	2,650	2,580	2,600	2,590	2,560	2,560	2,620
i-mode ARPU	yen/month/subscription	2,590	2,500	2,540	2,520	2,480	2,470	2,490
ARPU Generated from International Services (7)	yen/month/subscription	90	80	80	90	80	90	80
ARPU Generated Purely from i-mode (FOMA) (5)	yen/month/subscription	2,760	2,720	2,740	2,730	2,700	2,710	2,780
Aggregate ARPU (mova) (5)	yen/month/subscription	3,750	3,460	3,550	3,500	3,460	3,250	3,230
Voice ARPU (6)	yen/month/subscription	3,090	2,870	2,940	2,890	2,880	2,690	2,710
i-mode ARPU	yen/month/subscription	660	590	610	610	580	560	520
ARPU Generated from International Services (7)	yen/month/subscription	10	0	0	10	0	0	10
ARPU Generated Purely from i-mode (mova) (5)	yen/month/subscription	870	820	840	830	810	790	760
MOU (FOMA+mova) (5)	minute/month/subscription	137	136	135	137	138	133	—
MOU (FOMA) (5)	minute/month/subscription	148	142	143	143	144	137	—
MOU (mova) (5)	minute/month/subscription	63	51	54	52	51	46	—

i-mode
Subscriptions	thousands	48,474	48,992	48,597	48,670	48,688	48,992	49,170
FOMA	thousands	44,853	47,330	45,682	46,261	46,667	47,330	48,530
i-mode Subscription Rate (3)%		88.8	87.4	88.6	88.2	87.8	87.4	85.6
Net Increase from Previous Period	thousands	481	518	123	73	19	303	180
i-mode Packet Flat-rate Services Subscriptions (8)	thousands	17,610	25,041	19,578	21,519	23,078	25,041	—
i-channel Subscriptions	thousands	16,545	16,818	16,607	16,692	16,733	16,818	—
i-concier Subscriptions	thousands	929	4,200	1,558	2,337	3,101	4,200	—

Others
DCMX Subscriptions (9)	thousands	8,980	11,260	9,630	10,220	10,730	11,260	13,090

*	Please refer to the appendix 2 for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2in1 in principle, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(3)	Data are calculated including communication module services subscriptions.

(4)
Sum of new FOMA/mova subscriptions, change of subscription from mova to FOMA, FOMA handset upgrade by FOMA subscribers, mova handset upgrade by mova subscribers, and change of subscription from FOMA to mova

(5)	Data are calculated excluding communication module services-related revenues and communication module services subscriptions.

(6)	Inclusive of circuit-switched data communication

(7)	Inclusive of voice communication and packet communication

(8)	Sum of “Pake-hodai double” subscriptions, “Pake-hodai simple” subscriptions, “Pake-hodai” subscriptions and “Pake-hodai full” subscriptions

(9)	Inclusive of DCMX mini subscriptions

(APPENDIX 2)
Definition and Calculation Methods of ARPU and MOU
1. Definition of ARPU and MOU
i)	ARPU (Average monthly Revenue Per Unit)[1]:

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Use): Average monthly communication time per subscription.
2. ARPU Calculation Methods
i)	ARPU (FOMA+mova)

•	Aggregate ARPU (FOMA+mova) =	Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

•	Voice ARPU (FOMA+mova):	Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA+mova)

•	Packet ARPU (FOMA+mova):	{Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) + i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)}/ No. of active subscriptions (FOMA+mova)

•	i-mode ARPU (FOMA+mova)[2]:	i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA+mova)

•	ARPU generated purely from i-mode (FOMA+mova)[3]:	i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA+mova))
ii)	ARPU (FOMA)

•	Aggregate ARPU (FOMA) =	Voice ARPU (FOMA) + Packet ARPU (FOMA)

•	Voice ARPU (FOMA):	Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) /No. of active subscriptions (FOMA)

•	Packet ARPU (FOMA):	Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

•	i-mode ARPU (FOMA)[2]:	i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

•	ARPU generated purely from i-mode (FOMA)[3]:	i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA))
iii)	ARPU (mova)

•	Aggregate ARPU (mova) =	Voice ARPU (mova) + i-mode ARPU (mova)

•	Voice ARPU (mova):	Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) /No. of active subscriptions (mova)

•	i-mode ARPU (mova)[2]:	i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)

•	ARPU generated purely from i-mode (mova)[3]:	i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (mova))
3. Active Subscriptions Calculation Methods
No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:
No. of active subscriptions for each month:
(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2
No. of active subscriptions for full-year results/forecasts:
Sum of No. of active subscriptions for each month from April to March

1	Communication module services subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2
The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of i-mode subscriptions as a denominator.

(APPENDIX 3)
Reconciliations of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
The reconciliations for the year ending March 31, 2011 (forecasts) are provided to the extent available without unreasonable efforts.
1. EBITDA and EBITDA margin

	Billions of yen
	Year ending
	March 31, 2011	Year ended	Year ended
	(Forecasts)	March 31, 2009	March 31, 2010
a. EBITDA	¥1,548.0	¥1,678.4	¥1,568.1

Depreciation and amortization	(682.0)	(804.2)	(701.1)
Loss on sale or disposal of property, plant and equipment	(26.0)	(43.3)	(32.7)

Operating income	840.0	831.0	834.2

Other income (expense)	3.0	(50.5)	1.9
Income taxes	(341.0)	(308.4)	(338.2)
Equity in net income (losses) of affiliates	(6.0)	(0.7)	(0.9)
Less: Net (income) loss attributable to noncontrolling interests	1.0	0.5	(2.3)

b. Net income attributable to NTT DoCoMo, Inc.	497.0	471.9	494.8

c. Operating revenues	4,222.0	4,448.0	4,284.4

EBITDA margin (=a/c)	36.7%	37.7%	36.6%
Net income margin (=b/c)	11.8%	10.6%	11.5%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. ROCE after tax effect

	Billions of yen
	Year ending
	March 31, 2011	Year ended	Year ended
	(Forecasts)	March 31, 2009	March 31, 2010
a. Operating income	¥840.0	¥831.0	¥834.2
b. Operating income after tax effect {=a*(1-effective tax rate)}	497.3	491.9	493.9
c. Capital employed	5,296.6	4,867.9	5,113.5

ROCE before tax effect (=a/c)	15.9%	17.1%	16.3%
ROCE after tax effect (=b/c)	9.4%	10.1%	9.7%

Notes:	Capital employed = Two period ends average of (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

Effective tax rate:40.8%
3. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ending
	March 31, 2011	Year ended	Year ended
	(Forecasts)	March 31, 2009	March 31, 2010
Free cash flows excluding changes in investments for cash management purposes	¥470.0	¥93.4	¥416.9

Changes in investments for cash management purposes*	—	49.3	(398.0)

Free cash flows	470.0	142.7	18.9

Net cash used in investing activities	(676.0)	(1,031.0)	(1,163.9)
Net cash provided by operating activities	1,146.0	1,173.7	1,182.8

Note:
* Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the year ended March, 2009 and 2010 includes changes in investments for cash management purposes. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2011 due to the difficulties in forecasting such effect.

4. Market equity ratio

	Billions of yen
	Year ending
	March 31, 2011	Year ended	Year ended
	(Forecasts)	March 31, 2009	March 31, 2010
a. NTT DoCoMo, Inc. shareholders’ equity	—	¥4,341.6	¥4,635.9
b. Market value of total share capital	—	5,583.3	5,924.7
c. Total assets	—	6,488.2	6,756.8

Shareholders’ equity ratio (=a/c)	—	66.9%	68.6%
Market equity ratio (=b/c)	—	86.1%	87.7%

Notes:	(1)	Market equity ratio for the year ending March 31, 2011 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

	(2)	Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period.

NTT DOCOMO, INC. Results for the Fiscal Year Ended March 31, 2010, and Principal Actions Planned for the Fiscal Year Ending March 31, 2011 April 28, 2010 Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^

Forward-Looking Statements ^This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscriptions, and expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward- looking statement. Potential risks and uncertainties include, without limitation, the following: (1)Changes in the business environment such as intensifying competition from other mobile service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions, retention of existing subscriptions, or may lead to diminish ARPU, or may lead to an increase in our costs and expenses. (2)Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3)The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4)Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5)Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group's mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6)Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7)As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8)Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9)Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10)Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11)Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks, distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image. (12)Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations. (13)Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders

FY2009 Results Highlights and Prospects for FY2010 Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 3

FY2009 Results Highlights/FY2010 Forecasts

U.S. GAAP

	FY2008 (Full-year) (1)	FY2009 (Full-year) (2)	Changes (1) → (2)	FY2010 (Full-year forecast) (3)	Changes (2) → (3)
Operating Revenues (Billions of yen)	4,448.0	4,284.4	-3.7%	4,222.0	-1.5%
Cellular Services Revenues (Billions of yen)	3,661.3	3,499.5	-4.4%	3,405.0	-2.7%
Operating Expenses (Billions of yen)	3,617.0	3,450.2	-4.6%	3,382.0	-2.0%
Operating Income (Billions of yen)	831.0	834.2	+0.4%	840.0	+0.7%
Income Before Income Taxes (Billions of yen)	780.5	836.2	+7.1%	843.0	+0.8%
Net Income Attributable to NTT DOCOMO, INC. (Billions of yen)	471.9	494.8	+4.9%	497.0	+0.4%
EBITDA Margin (%)*	37.7	36.6	-1.1 points	36.7	+0.1 points
Adjusted Free Cash Flow (Billions of yen) *	93.4	416.9	+346.3%	470.0	+12.7%

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP on Slide 50 and the IR page of our website, www.nttdocomo.co.jp

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No. 4

FY2009 Results Highlights

■ FY2009 Financial Results

Operating income: ¥834.2 billion (Up 0.4% year-on-year)

Achievement vis-à-vis full-year forecast: 100.5%

【Highlights】

Customer satisfaction improvement

- Strengthened initiatives for customer satisfaction improvement
- Responded to growing no. of handset repairs resulting from extended replacement cycle
- Generated budget for customer satisfaction measures by facilitating reduction of general expenses and other costs

Data revenues growth

- Brisk sales of data products, e.g., PC data cards, etc.
- Increase in packet revenues due to growth of flat-rate subscriptions

Percentage of packet ARPU to aggregate ARPU rose from 42% (FY08) to 46% (FY09)

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No. 5

FY2009 Action Results

- Focused on customer satisfaction improvement in FY2009, and achieved tangible results

No. 1 market share of net adds (FY2009 full-year)
(No. 1 share in the months of July 2009 and February & March 2010)

Churn rate: 0.46% (FY2008:0.50% → FY2009:0.46%)

Flat-rate packet billing plan subscription rate: Over 50%
"i-concier": Over 4.00 million subs
"BeeTV": Over 1.00 million subs



No. 1
customer satisfaction rating by J.D. Power
(Enterprise sector) *1

No. 1
PC data customer satisfaction rating *2


総合評価
満足度
NO.1

*: J. D. Power Asia Pacific 2009 mobile phone/PHS service customer satisfaction index survey for enterprises in Japan. Survey results were compiled based on 3,309 responses on mobile phone/PHS services of Japanese carriers from 2,632 enterprises with an employee base of over 100 (Up to 2 scores on mobile phone/PHS service providers permitted per enterprise) See: www.jdpower..co.jp

*2 : "15th mobile phone (personal use) survey 2009, overall satisfaction rating" by Nikkei BP Consulting, Inc.

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No.
6

FY2009 Results Highlights (2)

Key factors behind YOY changes in operating income


Impact of "Value Plan": Down Approx. ¥130.0 billion
Operating income ¥831.0 billion
FY2008 (full-year)
Decrease in voice revenues: Down ¥239.1 billion
Increase in packet revenues: Up ¥77.3 billion
Increase in other revenues: Up ¥97.7 billion
Decrease in equipment sales revenues: Down ¥99.4 billion
Decrease in equipment sales expenses*1: Down ¥132.0 billion
Decrease in network-related costs*2: Down ¥160.5 billion
Increase in other expenses: Up ¥125.6 billion
Operating income ¥834.2 billion
Up ¥3.3 billion (0.4%) year-on-year
FY2009 (full-year)
Operating revenues: Down ¥163.6 billion
Operating expenses: Down ¥166.9 billion

*1: Sum of cost of equipment sold and distributor commissions
*2: Sum of communication networks charges, depreciation and amortization , and loss on disposal of property, plant and equipment

RESULTS FOR FY2009 April 2009 to March 2010

07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 ^^ 1122 1756 2209 2586 2846 3043 3272 3425 3475 3461.8 3541.7073 ^^ 4173 3559 3130 2777 2548 ^^^ 0.21 0.33 0.41 0.48 0.53 0.562 0.599 0.624 0.6296 0.62447 0.631521335 New Business Model "MAX Discount" Services *1 ^ No. of subs/subscription rate :Subscription rate (left axis) :No. of subscriptions (right axis) (Million subs) (Subscription rate: %) *1: "Fami-wari MAX 50", "Hitoridemo Discount 50" and "Office-wari MAX 50" "Value Course" ^ "Value Course" selection rate*2 /"Value Plan" subs 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 ^^^ 159 529 889 1296 1648.3 2082 2399 2702.9 2966.9 3271.1 ?^^ 0.94 0.978 0.968 0.923 0.952 0.98 0.972 0.974 0.980000000232827 0.984 *2: Percentage of users who chose "Value Course" among total users who purchased a handset using new handset purchase methods :"Value Course" selection rate (left axis) : No. of "Value Plan" subscriptions (right axis) (Million subs) ("Value Course" selection rate: %) FY2008 FY2007 FY2007 FY2008 FY2009 FY2009 "Value Plan" subs: Topped 33.00 million (Apr. 8, 2010) 40.0 35.0 30.0 25.0 20.0 15.0 10.0 5.0 35.0 30.0 25.0 20.0 15.0 10.0 5.0

Cellular(FOMA+mova)ARPU 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) FY2009 FY2010 Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2450 2550 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2970 3030 2590 2900 2560 YOY changes in packet ARPU (%) 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 1.7 2.1 2.1 2.9 4.5 (Incl.) Int'l services ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 80 80 80 80 80 (Incl.) i-mode ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2390 2370 2380 2380 2440 (yen) ^ For an explanation on ARPU, please see Slide 49 of this document, "Definition and Calculation Methods of MOU and ARPU" ^ FY2009 (full-year) aggregate ARPU: \5,350 (down 6.3% year-on-year) ^ ^^^^^^^^^^ packet ARPU: \2,450 (up 2.9% year-on-year) ^ FY2010 (full-year) aggregate ARPU target: \5,110 (down 4.5% year-on-year) 2,330 2,410 2,390 2,420 5,890 5,860 5,730 5,390 5,440 2,430 2,450 2,450 5,370 5,420 FY2008 Aggregate ARPU: \5,710 (Down 10.2% year-on-year) Voice: \3,330 (Down 20.0% year-on-year) Packet: \2,380 (Up 8.2% year-on-year) 5,470 2,440 (Full-year forecast) FY2009 Aggregate ARPU: \5,350 (Down 6.3% year-on-year) Voice: \2,900 ^(Down 12.9% year-on-year) Packet: \2,450 (Up 2.9% year-on-year) 2,470 5,060 5,110 2,560

SLIDE No. 9

Churn Rate

- **FY2009 (full-year) churn rate: 0.46%**

■ **Cellular (FOMA+mova) Churn Rate**


(%)
FY2007 full-year churn rate: 0.80%
FY2008 full-year churn rate: 0.50%
FY2009 full-year churn rate: 0.46%
1.00
0.50
0.00
0.51%
0.52%
0.44%
0.52%
0.44%
0.46%
0.45%
0.49%
▲New discount services (Aug. 07)
▲New handset purchase methods (Nov. 07)
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
FY2007
FY2008
FY2009

RESULTS FOR FY2009 April 2009 to March 2010

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q ^^ 989 1155 1198 1233 1060 1145 1329 1455 1210 1331 1256 1358 960 1023 886 1067 861 948 861 ^^^ 558 632 664 648 570 612 686 736 624 656 652 642 494.7 531.8 451.1 535.3 434.3 446.4 420 502.8 Total Handset Sales ^ Total no. of handsets sold in FY2009 (full-year): 18.04 million units (Down 10.4% year-on-year) ^Total handset sales for FY2010 (full-year) projected to be 18.20 million units FY2008 ^ Calculated based on financial results materials of each company ^^Handsets sold by TU-KA and EMOBILE are not included : Total no. of handsets sold (docomo + au + SOFTBANK) : Total no. of handsets sold (docomo) FY2009 (Million units) 5.32 FY2008 (full-year): 20.13 million (Down 21.8% year-on-year) 4.46 4.95 4.51 5.35 4.34 4.20 5.03 FY2009 (full-year): 18.04 million (Down 10.4% year-on-year) 16.0 12.0 8.0 4.0 0

Market Share of Net Additions ^ FY2009 (full-year) net adds share: 31.5% ^ Acquired No. 1 net adds share for FY2009 (full-year) ^ Market Share of Net Additions 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Softbank -7 2 12 6 3 7 17 23 39.76 47.89 47.1 44.22 56.88 44 37 38.1 32.3 31.5 35.6 13.4 KDDI 51 52 44 46 48 47 73 54 38.95 39.73 28.35 35.65 -3.7 12.4 9.9 17.6 15.3 20.7 16.3 30.6 DoCoMo 56 45 44 48 49 46 10 23 16.78 7.51 17.53 10.78 26.09 26 22 26.8 26.3 28.2 25.4 41.3 EMOBILE 4.5 4.86 7.02 9.35 20.74 17.6 31.1 17.5 26.2 19.7 22.7 14.7 KDDI 51 52 44 46 48 47 73 54 41 Softbank -7 2 12 6 3 7 17 23 42 SoftBank au EMOBILE docomo Full-year net add share: 25.5% FY2008 FY2009 (%) Full-year net adds share 31.5% FY2007 Full-year net adds share: 12.8% No.1 net adds share for FY2009 (No. 1 for the months of Jul. 2009, Feb. & Mar. 2010)

37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 11/3 FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 2346 2621.6 2908.8 3211.3 3552.9 3785.4 4004.26 4207.75 4394.93 4519.9 4644 4749 4904.03 5024.6 5125.8 5204.51 5320.3 5622 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 2768 2545.6 2300.5 2010 1709.16 1499.1 1289.91 1107.3 943.84 842.8 749 666 556.04 461.8 392.8 339.1 287.9 123 Subscriber Migration to FOMA (Million subs) mova 56.08 Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions 53.20 (94.9%) 49.04 (89.8%) 54.60 53.39 43.95 (82.3%) ^ Inclusive of Communication Module Service subscriptions 9.44 5.56 2.88 FY2007 FY2008 FY2009 ^ No. of subscribers who have migrated to FOMA in FY2009 (full-year): 2.27 million ^ Aim to increase FOMA subs to 98% of total cellular subs by Mar. 31, 2011 52.94 53.94 12.90 7.49 40.04 (75.6%) 46.44 (86.1%) 51.26 (92.9%) 3.93 55.19 52.05 (93.9%) 3.39 55.44 (Forecast) 54.86 50.25 (91.6%) 4.62 6.66 8.43 11.07 47.49 (87.7%) 45.20 (84.3%) 37.85 (71.6%) 52.85 14.99 53.63 54.16 53.15 42.08 (79.2%) 57.45 1.23 56.22 (98%) 60.0 40.0 30.0 20.0 10.0 0 50.0

SLIDE No. 13

FY2010 Results Forecasts Highlights

■ FY2010 Results Forecasts

Operating income: ¥840.0 billion

⇒ Make up for the decline in voice revenues and secure income by increasing packet revenues and reducing various costs, etc.

■Key factors behind changes in operating income 〈FY09⇒FY10 (forecast) 〉



Operating income ¥834.2 billion
Impact of "Value Plan" : Down ¥100.0 billion
Decrease in voice revenues: Down ¥200.0 billion
Increase in packet revenues: Up ¥110.0 billion
Decrease in distributor commissions: (Before application of ASC605-50*1) Down ¥40.0 billion
Decrease in network-related costs*2: Down ¥30.0 billion
Others*3: Down ¥30.0 billion
Operating income ¥840.0 billion
FY2009
FY2010 (forecast)

*1: Formerly known as EITF-01-09 *2: Depreciation, communication network charges, etc. *3: Reduction of general expenses, etc.

RESULTS FOR FY2009 April 2009 to March 2010

Principal Actions Planned for FY2010 Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^

FY2010 Business Operation Policies ^ "Change": Further improvement of customer satisfaction ^ "Challenge": "Year to embark on execution" of each challenge item Change Groundwork toward achieving \900 billion in operating income in FY2012 Further improvement of customer satisfaction -Receive No. 1 rating - Challenge (1) Achieve growth by increasing packet ARPU (2) Introduction of LTE and network evolution (3) Promotion of service personalization (4) Deployment of social-support services (5) Facilitate introduction of converged services (6) Further advancement of handsets (7) Promotion of global business deployment (8) Promotion of domestic investments/alliances

SLIDE No. 16

Improvement of Customer Satisfaction -1-

- Steadily implemented various measures aimed at improving customer satisfaction following the announcement of "New DOCOMO Commitments"

■ **Budget for customer satisfaction programs**

FY2009
Approx. 30.0 billion

→

FY2010
Approx. 40.0 billion

Secure program budget through cost efficiency improvement

〈Examples of planned initiatives〉

Area



- Field staff dispatch within 48 hours
- Further improvement of coverage/ network quality

After-sales support





- "Mobile Phone Checking Service"
- Free battery pack/portable battery charger

Billing plans

- Integration of "Pake-hodai double" and "Biz-hodai double" plans

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No. 17

Improvement of Customer Satisfaction -2-

- Field staff dispatch within 48 hours program greatly contributed to relieving customers' dissatisfaction concerning coverage
- Committed to making constant efforts for coverage/network quality improvement, listening to the requests of customers

Field staff dispatch within 48 hours

Customer inquiry → Appointment → Visit & investigate →





- Install FOMA repeater
- Install auxiliary indoor antenna
- Adjust antenna or other facilities
- Continuous study

つながることに、こだわる ドコモ

No. of visits

- FY2009: 55,000
- FY2010 (Forecast): 57,000

Coverage/network quality improvement

Expansion of indoor/ underground coverage


Outdoor BTS
BTS for lower floors
Booster
Indoor BTS

Quality enhancement in fast-moving environments


Outdoor BTS
Install in-tunnel base stations
Area tuning
In-tunnel base station

Adequate facility roll-out depending on traffic conditions


Add spectrum


Add base stations

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No. 18

Improvement of Customer Satisfaction -3-

- "Mobile Phone Checking Service", launched to assure customers comfortable use of handsets, and the expanded "Battery Pack *Anshin* Support" service have both been used by many users and enjoy good reputation

After-sales support

"Mobile Phone Checking Service"

(Started Jul. 1, 2009)

Free checkup and cleaning of handsets at docomo Shops

No. of subs who used service

FY2009: Approx. 2.52 million
FY2010 (forecast): Approx. 6.00 million



Checkup result sheet



Tester equipment

Expanded "Battery Pack *Anshin* Support"

(Started Jul. 1, 2009)

No. of subs who used service

FY2009: Approx. 7.20 million
FY2010 (forecast): Approx. 10.00 million



Free battery pack

Or



Free portable charger

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No.
19

Improvement of Customer Satisfaction -4-

- Revised billing plans to make it easier for customers to use our services

Revision of billing plans

■ Integration of "Biz-hodai double" plan with "Pake-hodai double"

(From Apr. 1, 2010)

Example)
If user switches to a smartphone in the middle of the month:

Before revision	Max. ¥10,395/month*
After revision	Max. ¥5,985/month

■ Launch of "ISP set discount

(Planned for May 1, 2010)

mopera U

Example)
If user subscribes to both i-mode and "mopera U-Light" plan :

Before revision	¥630/month
After revision	¥315/month

Make it easier for user to switch to a smartphone

* Sum of monthly upper limit of "Pake-hodai double" for i-mode access (¥4,400) and monthly upper limit of "Biz-hodai double" plan (¥5,985)

RESULTS FOR FY2009 April 2009 to March 2010

Principal "Challenge" Items DOCOMO's "Challenge" (1) Achieve growth by increasing packet ARPU (2) Introduction of LTE and network evolution (3) Promotion of service personalization (4) Deployment of social-support services (5) Facilitate introduction of converged services (6) Further advancement of handsets (7) Promotion of global business deployment (8) Promotion of domestic investments/alliances Sides No. 21-27 Slides No. 28-30 Slide No. 31 Slides No. 32-33 Slide No. 34 Slide No. 35 Slides No. 36-37 Slide No. 38

SLIDE No. 21

【Challenge 1】 Packet ARPU Growth -1-

- Aim to increase packet ARPU by ¥110 (up 4.5% year-on-year) in FY2010
- Re-accelerate the growth of packet ARPU and raise it to a level higher than voice ARPU within FY2010

ARPU Growth


(yen)
6,000
4,000
2,000
0
Aggregate ARPU ((1) + (2))
Halt decline of aggregate ARPU
Aggregate ARPU to rebound
(1) Voice ARPU
¥2,560
¥2,550
(2) Packet ARPU
Packet ARPU to overtake voice ARPU
2007
2008
2009
2010
2011
2012
(fiscal year)

Expand user base of flat-rate data plans

Target for FY2012

Packet flat-rate subscription rate*: 70%

Boost packet usage

Target for FY2012

Grow no. of users consuming packets up to monthly upper limit of two-tier plan to over 50% of total "Pake-hodai double" subs

* No. of packet flat-rate subscriptions includes subscriptions to Pake-hodai full" "Pake-hodai double", "Pake-hodai simple", "Biz-hodai", "Biz-hodai double", "Biz-hodai simple" and flat-rate data plan services.
* Packet flat-rate subscription rate: No. of packet flat-rate subscriptions / (Total FOMA i-mode subscriptions + No. of "Biz-hodai" subs + No. of data plan subs)

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No. 22

【Challenge 1】 Packet ARPU Growth -2-

i-mode

- **For heavy users:**
  - Offer rich variety of attractive content
- **For medium/light users:**
  - Expand user base of packet flat-rate services
  - Further improve "ease of use"
  - Encourage use of deco-mail, photo attachments and other rich mail
  - Enrich portfolio of everyday life-oriented content
  - Sell service with a focus on "boosting usage"

Smartphone



- Prepare environment (content use, billing plans, etc.) for expanding user base



PC data



- Appeal DOCOMO's strengths: wide coverage, high data speeds



New devices



- Handle new markets such as electronic books, tablet PCs, etc.



RESULTS FOR FY2009 April 2009 to March 2010

FY2007 FY2008 FY2009 FY2010 (forecast) FY2012 (forecast) ^^^^^^ 1274 1761 2522 3055 4000 ^^^ ^Challenge 1^^Expansion of Packet Flat-Rate Subscriptions (Million subs) 17.61 19.58 21.52 23.08 25.04 30.50 ^ Aim to increase packet flat-rate subscriptions by more than 6.00 million to over 31.70 million (subscription rate: 63% as of Mar. 31, 2011) Packet flat-rate subscription count/subscription rate ^FY2010 Targets^ No. of packet flat-rate subscriptions*1: 31.70 million Packet flat-rate subscription rate*2: 63% 12.81 31% 17.79 39% 25.77 53% 31.70 63% 70% *1: Include subscriptions to Pake-hodai full" "Pake-hodai double" , "Pake-hodai simple", "Biz-hodai", "Biz-hodai double" , "Biz-hodai simple" and flat-rate data plan services. *2: Packet flat-rate subscription rate: No. of packet flat-rate subscriptions / (Total FOMA i-mode subscriptions + No. of "Biz-hodai" subs + No. of data plan subs)

09/6 09/9 09/12 10/3 BeeTV^^^ 44 77 86 107 ^ Prepare a wide array of video and other attractive content to expand usage Video "BeeTV" 0.44 0.77 (Million subs) 0.86 ^ No. of subscriptions ^ Content ^Challenge 1^^i-mode Packet Usage Expansion -1- 1.07 ^Popular programs^ Drama, music show, comedy Content ^ Comprehensive UGC* Media "EveryStar" (Planned for launch in early summer 2010) * UGC: User Generated Content, i.e., content created by general users such as novels distributed over the Internet to mobile phones Extensive know-how in operating UGC sites for broad user segments from youth to the elderly User base Billing system Promotion Service to be provided through joint venture with DeNA Co., Ltd. x Content Novels, comics, haiku poems, photos, etc. Topped 1.00 million Acquired approx. 140,000 new subs in the single month of March 2010, due to huge viewer reaction to drama, etc. User generated content expected to stimulate usage

SLIDE No. 25

【Challenge 1】 i-mode Packet Usage Expansion -2-

- Allow users to experience "ease of use" by actively recommending use of service at shop counters
- Aim to stimulate usage by enhancing convenience through "local information content"

Recommendation at shops

Mobile phone classes



Introduce usage methods of mobile phones in plain language using texts, etc.

Introduction of content

Introduce content sites at shop counters to encourage subscription (start with "BeeTV" and progressively expand to other services)

"i-concier"

Assist initial settings at the time of handset purchase (upon request by subscriber)

Local information content

Example of "i-concier" introduction: Nikko City, Tourism Bureau

Schedule TOP



Schedule details


日光そばまつり

Help attract tourists through a new information distribution tool

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No. 26

【Challenge 1】 Smartphones

- Simultaneously strengthen the three areas of "devices, billing plans and content"
- "i-mode mail address" support to be introduced in Xperia™ by mid-FY2010

Devices

Xperia ™



Released Apr. 1, 2010

Favorable acceptance by broad user segments

Version upgrade to Android 2.1 planned



Black Berry Bold



HT-03A



T-01B



SC-01B

Content

ドコモマーケット "docomo market" (Launched Apr. 1, 2010)

Weather forecast, news, sports, music, games, entertainment, travel info., gourmet guide, video, etc.

Portfolio of selective content (Approx. 100 content sites)

FY2010 target: Approx. 700 content sites

Android market content: Approx. 48,000
(As of April 2010)



◆ Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB

RESULTS FOR FY2009 April 2009 to March 2010

^Challenge 1^^PC Data Communications ^ Continually strengthen sales perceiving PC data communications as a growth market ^ Increase our market share of net additions leveraging our network quality (high transmission speeds and wide area coverage) 08/6 08/9 08/12 09/3 09/06 09/09 09/12 10/3 11/3 ^?^^^^^^^^^ 36.1723 37.359 38.4471 37.8151 38.4154 39.1283 39.737 41.1 ^?^^^^^^^^^ 8.2 9.8 11.9 15.6 19.6 28.1574 40.3056 54.8 115 (Million units) 0.20 0.40 0.60 : Usage-based billing plans : Flat-rate data plans 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 11/3 ^^^^^^?^^ 4.1 4.5 5.1 6.4 7.6163 11.6509 15.3446 18 24 (1,000 units) 0.67 0.58 0.53 0.50 0.47 0.44 0.08 0.12 0.16 0.20 0.28 0.80 0.40 100 PC data device sales Data plan*1 subscriptions 0.10 0.80 200 0.96 0.55 Data offloading by combining Wi-Fi Expand market share Strengthen linkage with external devices, e.g., tablet PCs, electronic books, etc. Release of LTE-compatible devices Important future actions (forecast) Active sales promotion (forecast) Approx. 700,000 Approx. 1.50 million 1 *1: Total number of subscriptions to usage-based billing plans, "Flat-rate Data Plan Standard" and "Flat-Rate Data Plan 64K" (including "Value Plans" )

SLIDE No. 28

【Challenge 2】 Measures Against Growing Packet Traffic

- Continue steadfast facility roll-out to accommodate the growth of packet traffic, which nearly doubles every year
- Take proper measures against traffic growth resulting from the expanded uptake of smartphones/PC data devices to maintain our competitive advantage


(Total traffic/day)
Approx. 100% growth year-on-year
2007
2008
2009
2010
HSDPA POP coverage 100%
Further improvement
LTE launch
Shift from "FOMA coverage expansion" to "transmission speed enhancement/capacity buildup"
Robust network infrastructure
Delivery of rich content
Favorable transmission speeds & quality
Wide area coverage
Maintain No.1 customer satisfaction score for network quality

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No.
29

【Challenge 2】 LTE Roll-Out

- Plan to launch LTE in December 2010
- LTE-related CAPEX for FY2010 is estimated to be approximately ¥35.0 billion

Area

- Plan to install approx. 1,000 base stations in FY2010
- Progressive roll-out from high demand areas (Tokyo, Osaka, Nagoya) using an overlay approach to existing 3G areas
- Downlink speeds of up to 37.5Mbps (75Mbps in some areas) to be offered at service launch*


3G area
LTE areas

Devices

- Start LTE services with data devices, and later add more variety to product lineup

Data devices: To be released in Dec. 2010
(Handsets: Planned for release in 2011)

Spectrum

- Plan to introduce LTE using 2GHz band (carrier bandwidth: 5MHz/10MHz)
- Plan to use 1.5GHz band from FY2012/3Q

* Peak data rates are provisional and may change in the future depending on the method of calculation.

RESULTS FOR FY2009 April 2009 to March 2010

^Challenge 2^^Capital Expenditures ^ Plan to reduce FY2010 annual CAPEX to \675.0 as a result of ongoing cost efficiency improvement efforts ^ Reinforce area quality to further improve customer satisfaction ^ Steadily build out network facilities in view of scheduled LTE service launch Principal actions Introduction and expansion of LTE network Communication quality enhancement ^ Adequate facility buildup to accommodate growth of traffic Further advance IP conversion of network 05/3 05/6 05/9 05/12 06/3 FY2006 FY2007 FY2008 FY2009 FY2010 NW 267.6689 327.0285 388.2829 444.9122 559.0038 9344 7587 7376 6900 6750 2417 2497 2634 2753 R&D 0.233 0.239 0.232 0.221 0.2382 1089 1247 1414 1462 ^^^ 934 797 798 715 ^? 394 453 422 576 FOMA^^^^ 5815 7879 11701 (Billions of yen) 934.4 758.7 737.6 686.5 675.0 Historical changes in CAPEX Efficiently reduced CAPEX 1,000 750 (Planned)

^Challenge 3^^Service Personalization -"i-concier"- ^ Aim to grow "i-concier" subscriptions to 7.90 million by increasing no. of compatible handsets and actively recommending subscription upon sale of handset. ^ Expand variety of local information content, aiming to offer "personal agent" service that enhances the convenience of everyday life "i-concier" ^ No. of subscriptions (Million subs) 2.00 4.00 08/12 09/3 09/06 09/09 09/12 10/3 11/3 i^^^^^ 30 93 156 233.7 310.074 420 790 1.56 0.93 6.00 08/12 09/3 09/6 09/9 09/12 10/3 ^^^^^^ 191 244 332 423 493 548 ^)^^^^^^ ^)^^^ ^)^^^^^^^^^ ^)^^^^^ 2.34 ^ No. of content sites 200 400 600 (sites) FY2010 (forecast) 7.90 4.20 Expand subscriptions 3.10 8.00 Actively recommend use of content Double 191 244 332 423 493 548 Planned actions for FY2010 Target: 7.90 million subs Stimulate usage

SLIDE No. 32

【Challenge 4】 Social-Support Services

- Expand revenue base by further advancing new businesses in the fields of “health care” “finance/payment” and “environment/ecology” that are beginning to take off

Address social issues | Utilize DOCOMO’s strengths


Health care business
Finance/ payment business
Environment/ ecology business
Education support business
Safety/ security business
Social Platform
Medical support
Wellness support

Health care/ medical management business

Establish infrastructure for distributing personal medical information using mobile phones

- “MD+” (Medical information service)
- “Medical Brain” (Information support service for health care workers)
- Wellness support

Finance/payment business

Aim to further diversify finance/payment services and businesses

- “docomo one-time insurance”
- docomo mobile remittance service
- Promotion of mobile CRM

Environment/ecology business

Establish information infrastructure by combining sensing technologies with mobile communications

- Environment sensor network
- Bicycle sharing business
- “Smart tap” (visualization of power usage)

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No. 33

【Challenge 4】 Social-Support Services

- Launched "docomo one-time insurance", an insurance service leveraging mobile phone's unique properties and features
- Launched two new medical care-related information services ("Medical Brain" and "MD+")

"docomo one-time insurance"

(Launched Apr. 27, 2010)

ドコモ ワンタイム保険

Features

- Enables users to complete all procedures from application to payment with a single handset
- Short-term coverage for reasonable premium (from 1 day)
- Entry items required for application reduced to minimum
- Recommendation for insurance subscription using auto-GPS capability

"Medical Brain"

(Launched Apr. 20., 2010)

<Concierge service for health care workers>


Health care workers
MedicalBrain
Medical care-related information (news, research paper search, recruitment info. , part-time job search, etc)
Deliver recommendation
View portal
Nurse
Pharmacist,
etc
Medical doctor

Integrates and delivers vast amount of medical care info based on user needs

"MD+"

(Launched Apr. 1, 2010)

< Learning support info. service for medical doctors>



MD+

- Medial learning system utilizing PC /smartphones
- Community for each field
- Lecture of prominent doctors/ case studies

Life-long learning support for MDs/ provision of various medical content

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No. 34

【Challenge 5】Converged Services

•Convergence with various industries have been making gradual progress. Deploy concrete services while working on the creation of proper usage environment.

Recent actions

Convergence with fixed line

マイエリア

•Launched "MyArea" wireless coverage in homes (November 2009)
•Provision of content exclusively accessible via "MyArea" service

Convergence with information appliances

お便りフォト　ホームU　ポケットU

• Launched "Otayori Photo" service and released "Photo Panel 01" (July 2009) and "Photo Panel 02" (February2010) digital photo frames
• Provision of mobile home system

Convergence with automobiles (ITS)

•Released "FOMA telematics module TM01-SA" (April 2009)
• Provision of "Destination information delivery service for car navigation systems"

Convergence with industrial equipment


Ubiquitous module

•Released "FOMA ubiquitous module UM02-KO" (June 2009)
•Support of "FOMA Ubiquitous Plan" by WORLD WING international roaming service

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No. 35

【Challenge 6】 Further Advancement of Handsets

- Plan to incorporate i-mode mail capability in smartphones, which has been strongly requested by users, by mid-FY2010
- Plan to introduce content billing capability as next step of evolution of "docomo market" by Mar, 31 2011 ⇒ Aim to further expand sphere of smartphone market



Past
FY2010
Future
i-mode handset
Global apps
Operator Pack
Linux
LSI (Application CPU)
Global apps
Operator Pack
Symbian
LSI (Application CPU)
N-01B
N-02B
Models equipped with Operator Pack
(2009-10 winter/spring model)
Integrate application platform
Global apps
Operator Pack
Manufacturer proprietary
Linux/Symbian
LSI (Application CPU)
Popular i-mode services
Smarter product lineup
Smartphone
BlackBerry Bold
T-01A
HT-03A
SC-01B
Xperia™
(Released Apr. 2010)
Strengthen sales aiming to acquire 50% share of smartphone market in FY2012
Incorporate i-mode services
i-mode mail support (Xperia)
Develop smartphones compatible with "Osaifu-Keitai" e-wallet service
"docomo market"
(Launched Apr. 2010)
Introduce content billing capability

◆ Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB

RESULTS FOR FY2009 April 2009 to March 2010

SLIDE No. 36

【Challenge 7】 Global Expansion

- Deploy and expand business in each layer in markets outside Japan.
- Further enrich services/support for short- and long-term international travelers

Overseas business deployment

Enhance added value


Content
Application/Platform
Network/ infrastructure
Deployment mainly in mature markets
Deployment mainly in growth markets

Accelerate growth by providing know-how on network roll-out, etc.

Comic delivery | Info. delivery | New content

MANGA MODE, DOCOMICS, i.ch

net·m — Expand and strengthen value-added service business leveraging net mobile AG

TATA, axiata, PLDT, olleh kt, docomo DOCOMO PACIFIC

- •Enhance enterprise value through network construction support, etc.
- •Capture growth of investee

International services

For short-term travelers
- Expand overseas support desks & enrich services
- Enrich iMenu content accessible overseas

For long-term travelers
- Enrich services/support for long-term travelers

RESULTS FOR FY2009 April 2009 to March 2010

08/11 12 09/1 2 3 09/4 5 6 7 8 9 10 11 12 10/1 2 3 ^^^ 85 75 103 108 125 61 76 62 217 342 401 387 333 333.6 300 300 279 ^^^^^ 0.0825 0.0691 0.0667 0.08 0.0783 0.0508 0.0656 0.0519 0.157 0.227 0.267 0.232 0.189 0.1751 0.1497 0.1517 13.7 No. 1 market share of net adds in India from Aug. 2009 to Jan. 2010 ^Challenge 7^^Global Expansion -TTSL/TTML (India)- ^ TTSL became India's 5th largest operator by market share, with a total subscriber base of approx. 66.00 million ^ Established "DOCOMO Global Club" aiming to create synergies among emerging markets (Million subs) *1: No. of subscriptions/net additions and market share are the total of GSM and CDMA services of TTSL/TTML (Source: TRAI) TTSL/TTML (India) ^ Net Additions*1 Total subscriptions: Over 65.94 million Market share: 11.3%*1 (As of Mar. 31, 2010) (Jan. 8, 2010) Service areas ^ Value-added services 17 circles (out of India's total 22 circles) Launched mobile comics service (Jun. 24, 2009) Launched i-channel service ^ GSM deployment status (Brand: TATA DOCOMO) ^^^^^^^^^ARPU^^^^^ ^ ^^^^^^^^^^^^^^^ "DOCOMO Global Club" Horizontal deployment of value-added services Study joint procurement of equipment/handsets Study construction of common platform Share best practices (As of Mar. 31, 2010) (Established Jan. 2010) 4.0 3.0 2.0 1.0 0

New business domains Ecology Payment Safety/Security Health management Education Travel Retail Broadcasting Advertisement ^Challenge 8^^Investments/Alliances ^ Pursue investments/alliances aimed for strengthening every aspect of DOCOMO's operations, both in Japan and abroad without distinction as to core or new business, to expand revenues and achieve sustained growth Strengthen core business Content (Examples of investments/alliances) Realized an insurance service that take advantage of mobile phone's unique properties and capabilities in partnership with Tokio Marine & Nichido Aim to grow packet usage and create new revenue sources in collaboration with industries that have high affinity to mobile phone business Peripheral business Realize the synergies between TV shopping and mobile communications Service Create new business

SLIDE No. 39

Cost Efficiency Improvement

- Steadily facilitated cost efficiency improvement toward achievement of medium-term plan
- Cost-cutting efforts to be continued in FY2010 (Plan to reduce costs by approx ¥200.0 billion compared to FY2007)

Planned actions for FY2010

General expenses

Continue efficiency improvement of existing expense items

Down ¥70.0 billion*1

Consolidation of former regional subsidiaries

Nationwide integration of common operations

- Call centers
- Bill collection
- Repair handset logistics

Promote best practices

Down ¥20.0 billion*1

Network costs

Continual efficiency improvement

- Use of optimal equipment depending on each area
- Promote ALL-IP conversion
- Construction of economical transmission network

Down ¥110.0 billion*1

Network-related costs*2


* Depreciation + Communication network charges
(Billions of yen)
1,120.8
983.0
953.0
FY2008
FY2009
FY2010
(planned)

*1: Amount of reduction is the projected cost savings to be achieved by Mar. 31, 2011 compared to FY2007. *2: Sum of depreciation and communication network charges

RESULTS FOR FY2009 April 2009 to March 2010

Return to Shareholders Dividend per share (yen/share) Payout ratio: 44% (planned) Dividend: \5,200/share (for fiscal year ending Mar. 31, 2011 (planned)) Share repurchase: To be carried out flexibly depending on circumstances As we believe returning profits to shareholders is one of the most important issues in our corporate management, we will positively study the return to shareholders taking into account the progress of achievement of our medium-term plan. 0

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Appendices Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^

Operating Revenues U.S. GAAP 2009/3 (Full year) 2010/3 (Full year) 2011/3 (Full year forecast) Cellular services revenues (voice, packet) 3661.3 3495.5 3405 PHS revenues - - - Other revenues 179.8 277.5 340 Equipment sales revenues 606.9 507.5 477 (Billions of yen) (Billions of yen) ^ "International services revenues" are included in "Cellular services revenues (voice, packet)". 4,284.4 -3.7% 4,222.0 4,448.0

Operating Expenses U.S. GAAP 2009/3 (Full year) 2010/3 (Full year) 2011/3 (Full year forecast) (Incl.) Other non-personnel expenses 799.7 869.1 949.0 (Incl.) Revenue-linked expenses* 1,333.9 1,253.8 1,124.0 Non-personnel expenses 2133.6 2122.9 2073 Communication network charges 316.7 281.9 271 Loss on disposal of property, plant and equipment and intangible assets 69.7 47 49 Depreciation and amortization 804.2 701.1 682 Taxes and public duties 38.7 38.9 40 Personnel expenses 254.1 258.3 267 (Billions of yen) 3,450.2 (Billions of yen) * Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point service -4.6% 3,382.0 3,617.0

Capital Expenditure 2009/3 (Full year) 2010/3 (Full year) 2011/3 (Full year forecast) Mobile phone business (Other) 100.7 95.1 137 Mobile phone business (mova) 10.7 7.7 3 Mobile phone business (FOMA) 489.9 454 375 PHS business - - - Other (information systems, etc.) 136.3 129.7 160 (Billions of yen) 737.6 686.5 (Billions of yen) -6.9% 675.0

SLIDE No. 46

Operational Results and Forecasts

				2009/3 (Full-year) (1)	2010/3 (Full-year) (2)	Changes (1) →(2)	2011/3 (Full-year forecast)
Cellular Phone	No. of Subscriptions (thousands)*1			54,601	56,082	+2.7%	57,450
		mova		5,560	2,879	-48.2%	1,230
		FOMA		49,040	53,203	+8.5%	56,220
		i-mode		48,474	48,992	+1.1%	49,170
		Communication Module Services		1,527	1,603	+5.0%	1,860
	Market share (%)			50.8	50.0	-0.8 Points	-
	Handsets sold (thousands) (including handsets sold without involving sales by DOCOMO)	Total handsets sold		20,129	18,037	-10.4%	-
		mova	New	59	10	-82.7%	-
			Replacement	39	7	-82.5%	-
		FOMA	New	4,368	4,499	-3.0%	-
			Migration from mova	3,276	2,274	-30.6%	-
			Other	12,385	11,247	-9.2%	-
	Churn rate (%)			0.50	0.46	-0.04 points	-
	ARPU (FOMA+mova) (yen)*3			5,710	5,350	-10.2%	5,110
	MOU (FOMA+mova) (minutes)*3			137	136	-0.7%	-

*1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)
*2 Other includes purchases of additional handsets by existing FOMA subscribers.
*3 For an explanation of MOU and ARPU, please see this document, "Definition and Calculation Methods of MOU and ARPU".

RESULTS FOR FY2009 April 2009 to March 2010

04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 09/4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) MOU (left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 139 133 135 137 138 133 YOY changes in MOU (right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 -1.5 -0.7 -0.7 0 Cellular (FOMA+mova) MOU ^ MOU for FY2009 was 136 minutes (Down 0.7% year-on-year) ^For an explanation on MOU, please see this presentation, "Definition and Calculation Methods of MOU and ARPU". (%) (minutes) FY07 full-year MOU: 138 minutes (Down 4.2% year-on-year) FY08 full-year MOU: 137 minutes (Down 0.7% year-on-year) FY09 full-year MOU: 136 minutes (Down 0.7% year-on-year)

SLIDE No. 48

FY2009/4Q Financial Results Highlights

U.S. GAAP

	2009/1-3 (4Q) (1)	2010/1-3 (4Q) (2)	Changes (1) →(2)
Operating revenues (Billions of yen)	1,069.2	1,042.0	-2.5%
Cellular services revenues (Billions of yen)	870.3	836.7	-3.9%
Operating expenses (Billions of yen)	985.0	910.4	-7.6%
Operating income (Billions of yen)	84.2	131.6	+56.3%
Income before income taxes (Billions of yen)	71.1	134.5	+89.2%
Net Income attributable to NTT DOCOMO, INC. (Billions of yen)	34.2	75.4	+120.8%
EBITDA margin (%) *	30.4	32.0	+1.6 points
Adjusted free cash flow (Billions of yen) *	-73.9	-238.8	-

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP on the IR page of our website, www.nttdocomo.co.jp.

RESULTS FOR FY2009 April 2009 to March 2010

Definition and Calculation Methods of MOU and ARPU ^ MOU (Minutes of usage): Average communication time per one month per one user. ^ ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. ^ Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) ^^^ Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ^^^ Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) + i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} / No. of active cellular phone subscriptions (FOMA+mova) ^ i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA) ^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ^^^ i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ^ Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova) ^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova) ^^^ i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova) ^ Number of active subscriptions used in ARPU and MOU calculations are as follows: ^^^ Quarterly data: sum of "No. of active subscriptions in each month"* of the current quarter ^^^ Half-year data: sum of "No. of active subscriptions in each month"* of the current half ^^^ Full-year data: sum of "No. of active subscriptions in each month"* of the current fiscal year ^^^* "No. of active subscriptions in each month": (No. of subs at end of previous month + No. of subs at end of current month)/2 ^The revenues and no. of subscriptions of Communication Module Service are not included in the above calculation of ARPU and MOU.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

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